AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 20, 2002
                           REGISTRATION NO. 333-_____

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ____________________
                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                              ____________________
                           FIRST SECURITY GROUP, INC.
             (Exact Name of Registrant as Specified in its Charter)

             TENNESSEE                          6711                        58-2461486
(State or other Jurisdiction of   (Primary Standard Industrial  (I.R.S. Employer Identification No.)
Incorporation or Organization)    Classification Code Number)

                                         817 BROAD STREET
                                      CHATTANOOGA, TN  37402
                                          (423) 266-2000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                RODGER B. HOLLEY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           FIRST SECURITY GROUP, INC.
                                817 BROAD STREET
                          CHATTANOOGA, TENNESSEE 37402
                                 (423) 266-2000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With copies to:
         KATHRYN L. KNUDSON, ESQ.                    ROBERT C. SCHWARTZ, ESQ.
 POWELL, GOLDSTEIN, FRAZER & MURPHY LLP           SMITH, GAMBRELL & RUSSELL, LLP
               SUITE 1600                            PROMENADE II, SUITE 3100
       191 PEACHTREE STREET, N.E.                     1230 PEACHTREE ST., NE
        ATLANTA, GEORGIA  30303                      ATLANTA, GEORGIA  30309
            (404) 572-6600                                (404) 815-3500
                              ____________________

     APPROXIMATE  DATE  OF  COMMENCEMENT  OF  PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________________

                                    CALCULATION OF REGISTRATION FEE
=======================================================================================================
     TITLE OF EACH CLASS                      PROPOSED MAXIMUM    PROPOSED MAXIMUM
        OF SECURITIES          AMOUNT TO BE    OFFERING PRICE         AGGREGATE           AMOUNT OF
      TO BE REGISTERED        REGISTERED (1)      PER UNIT       OFFERING PRICE (2)   REGISTRATION FEE
----------------------------  --------------  -----------------  -------------------  -----------------

Common Stock, $.01 par value       1,148,724  $             N/A  $         7,070,194  $          650.46
=======================================================================================================

(1) This Registration Statement covers the maximum number of shares of the common stock of the
    Registrant which is expected to be issued in connection with the Merger.

(2) Pursuant to Rule 457(f)(2), the registration fee was computed on the basis of  the  per  share  book value of the common stock of Premier National Bank of Dalton of $2.6158 per share, and the 2,702,880 shares of Premier common stock outstanding, as of November 30, 2002.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE TIME UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                         PREMIER NATIONAL BANK OF DALTON
                              2918 E. WALNUT AVENUE
                             DALTON, GEORGIA  30721

To the Shareholders of                                       _____________, 2003
Premier National Bank of Dalton

     I am pleased to invite you to attend a special meeting of the shareholders
of Premier National Bank of Dalton to be held at               ,               ,
on _______________, 2003, at _______, local time.

     At the meeting, you will be asked to consider and vote on the Agreement and Plan of Merger among First Security Group, Inc., Dalton Whitfield Bank and Premier. The Merger Agreement provides that Premier will merge with and into Dalton Whitfield, with Dalton Whitfield being the surviving bank. In the merger you will receive, in exchange for each share of Premier common stock you own,
0.425 shares of First Security common stock.

     Your Board of Directors believes that the merger will have many benefits and that the merger is in the best interests of Premier and its shareholders. Your Board of Directors approved the Merger Agreement and recommends that you vote to approve the Merger Agreement. Consummation of the merger is subject to various conditions, including approval of the Merger Agreement by the holders of two-thirds of the outstanding shares of Premier common stock entitled to vote on the merger, and approval of the merger by various regulatory agencies.

     The accompanying Proxy Statement/Prospectus provides detailed information about the proposed merger. You should read this entire document carefully. You can also get information about the parties to the merger from the Securities and Exchange Commission and the Office of the Comptroller of the Currency.

     Whether or not you plan to attend the meeting in person, you are urged to complete, sign, and promptly return the enclosed proxy card. If you attend the meeting, you may vote in person if you wish, even if you previously have returned your proxy card. The proposed merger with Dalton Whitfield is a significant step for us, and your vote on this matter is of great importance.

     ON BEHALF OF THE BOARD OF DIRECTORS, I STRONGLY URGE YOU TO VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT BY MARKING THE ENCLOSED PROXY CARD "FOR" ITEM ONE.


                                           Sincerely,



                                           Johnny R. Myers
                                           President and Chief Executive Officer



--------------------------------------------------------------------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED WHETHER THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.
--------------------------------------------------------------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR MATERIAL RISKS YOU SHOULD CONSIDER IN CONNECTION WITH THE MERGER.


            This Proxy Statement/Prospectus is dated _________, 2003
      and is first being mailed to shareholders on or about _________, 2003

                         PREMIER NATIONAL BANK OF DALTON
                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ______________, 2003


     Premier National Bank of Dalton will hold a Special Meeting of Shareholders at _________________, on __________, 2003, at _______, local time, to vote on:

     (1) The Agreement and Plan of Merger, dated as of November 19, 2002, among First Security Group, Inc., Dalton Whitfield Bank and Premier National Bank of Dalton. The Merger Agreement provides that Premier will merge with and into Dalton Whitfield, with Premier shareholders receiving 0.425 shares of First Security common stock in the merger in exchange for each share of Premier common stock they own. The Merger Agreement is more fully described in the accompanying Proxy Statement/Prospectus, and a copy of the Merger Agreement is attached to the accompanying Proxy Statement/Prospectus as Appendix A.
                                                           ----------

     (2) Any other business as may come properly before the Special Meeting, or any adjournments or postponements.

     Only shareholders who hold Premier stock at the close of business on ___________, 2002, will be entitled to notice of and to vote at the Special Meeting or any adjournment or postponement thereof. Approval of the Merger Agreement and the transactions contemplated by the Merger Agreement requires the affirmative vote of the holders of two thirds of the outstanding shares of Premier common stock.

     The Premier Board of Directors recommends that shareholders vote FOR approval of the Merger Agreement.


                                           BY ORDER OF THE BOARD OF DIRECTORS




                                           Johnny R. Myers
                                           President and Chief Executive Officer

     Dalton, Georgia
     ______________ , 2003



     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, AND SIGN THE ENCLOSED FORM OF PROXY AND PROMPTLY RETURN IT IN THE ENCLOSED POSTAGE PAID RETURN ENVELOPE IN ORDER TO ENSURE THAT YOUR SHARES WILL BE REPRESENTED AT THE SPECIAL MEETING.
                              ____________________

     EACH SHAREHOLDER HAS THE RIGHT TO DISSENT FROM THE MERGER AGREEMENT AND DEMAND PAYMENT OF THE FAIR VALUE OF HIS OR HER SHARES IN CASH IF THE MERGER IS CONSUMMATED. THE RIGHT OF ANY SHAREHOLDER TO RECEIVE SUCH PAYMENT IS CONTINGENT UPON STRICT COMPLIANCE WITH THE REQUIREMENTS OF SECTION 214A(B) OF THE NATIONAL BANK ACT. THE FULL TEXT OF SECTION 214A(B) OF THE NATIONAL BANK ACT THAT DESCRIBES YOUR RIGHT TO DISSENT IS INCLUDED AS APPENDIX B TO THE ACCOMPANYING
                                               ----------
PROXY STATEMENT/ PROSPECTUS. SEE "DESCRIPTION OF MERGER-DISSENTERS' RIGHTS" IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS ON PAGE 27.

     WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE MERGER OR OUR COMPANIES THAT DIFFERS FROM, OR ADDS TO, THE INFORMATION IN THE PROXY STATEMENT/ PROSPECTUS OR IN DOCUMENTS THAT ARE PUBLICLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE OFFICE OF THE COMPTROLLER OF THE CURRENCY. THEREFORE, IF ANYONE DOES GIVE YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

     THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

     INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS ABOUT FIRST SECURITY GROUP, INC. AND ITS SUBSIDIARIES HAS BEEN SUPPLIED BY FIRST SECURITY GROUP, INC., AND INFORMATION ABOUT PREMIER NATIONAL BANK OF DALTON AND ITS SUBSIDIARY HAS BEEN SUPPLIED BY PREMIER NATIONAL BANK OF DALTON.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     Each company makes forward-looking statements in this document, and in our public documents to which we refer, that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or the performance of First Security after the merger. Also, when we use any of the words "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the future financial results and performance of each of our companies and First Security after the merger. This could cause results or performance to differ materially from those expressed in our forward-looking statements. You should consider these risks, as well as the risks listed in "Risk Factors" on page 13, when you vote on the merger. These possible events or factors include the following:

     (1) our revenues after the merger could be lower than we expect, we could lose more deposits, customers or business than we expect, or our operating costs after the merger could be greater than we expect;

     (2) competition among depository and other financial institutions is likely to increase, and could increase more than we expect;

     (3) we may have more trouble obtaining regulatory approvals for the merger than we expect;

     (4) we may have more trouble integrating our businesses or retaining key personnel than we expect;

     (5) our cost savings from the merger could be less than we expect, or we could be unable to obtain those cost savings as soon as we expect;

     (6)  changes in the interest rate environment could reduce our margins;

     (7)  general economic or business conditions could be worse than we expect;

     (8)  legislative or regulatory changes may adversely affect our business;

     (9) technological changes and systems integration may be harder to make or more expensive than we expect; and

     (10) adverse changes could occur in the securities markets.

                                  TABLE OF CONTENTS

                                                                                Page
                                                                                ----

QUESTIONS AND ANSWERS ABOUT THE MERGER . . . . . . . . . . . . . . . . . . . .     1
PROXY STATEMENT/PROSPECTUS SUMMARY . . . . . . . . . . . . . . . . . . . . . .     3
SUMMARY FINANCIAL DATA . . . . . . . . . . . . . . . . . . . . . . . . . . . .    10
SELECTED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL DATA . . . . . . . . . . .    12
RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13
SPECIAL MEETING OF PREMIER SHAREHOLDERS. . . . . . . . . . . . . . . . . . . .    15
        Date, Place, Time, and Purpose . . . . . . . . . . . . . . . . . . . .    15
        Record Date, Voting Rights, Required Vote, and Revocability of Proxies    15
DESCRIPTION OF THE MERGER. . . . . . . . . . . . . . . . . . . . . . . . . . .    16
        Overview . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    16
        Background of the Merger . . . . . . . . . . . . . . . . . . . . . . .    16
        Premier's Reasons for the Merger and Recommendation of Directors . . .    18
        Opinion of Premier's Financial Advisor . . . . . . . . . . . . . . . .    19
        Effective Time of the Merger . . . . . . . . . . . . . . . . . . . . .    23
        Distribution of First Security Stock Certificates. . . . . . . . . . .    24
        Conditions to Consummation of the Merger . . . . . . . . . . . . . . .    25
        Regulatory Approvals . . . . . . . . . . . . . . . . . . . . . . . . .    26
        Waiver, Amendment, and Termination . . . . . . . . . . . . . . . . . .    26
        Dissenters' Rights . . . . . . . . . . . . . . . . . . . . . . . . . .    27
        Conduct of Business Pending the Merger . . . . . . . . . . . . . . . .    29
        Management and Operations After the Merger . . . . . . . . . . . . . .    30
        Interests of Specified Persons in the Merger . . . . . . . . . . . . .    30
        Material Federal Income Tax Consequences . . . . . . . . . . . . . . .    31
        Accounting Treatment . . . . . . . . . . . . . . . . . . . . . . . . .    33
        Expenses and Fees. . . . . . . . . . . . . . . . . . . . . . . . . . .    33
        Resales of First Security Common Stock . . . . . . . . . . . . . . . .    33
EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS . . . . . . . . . . . . . . . .    35
        Authorized Capital Stock . . . . . . . . . . . . . . . . . . . . . . .    35
        Removal of Directors . . . . . . . . . . . . . . . . . . . . . . . . .    36
        Vote Required for Shareholder Approval . . . . . . . . . . . . . . . .    36
        Special Meetings of Shareholders . . . . . . . . . . . . . . . . . . .    37
        Directors. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    37
        Exculpation and Indemnification. . . . . . . . . . . . . . . . . . . .    38
        Mergers, Share Exchanges and Sales of Assets . . . . . . . . . . . . .    39
        Anti-takeover Statutes . . . . . . . . . . . . . . . . . . . . . . . .    39
        Amendments to Articles of Incorporation and Bylaws . . . . . . . . . .    40
COMPARATIVE MARKET PRICES AND DIVIDENDS. . . . . . . . . . . . . . . . . . . .    41
        Market Prices. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    41
        Shareholders of Record . . . . . . . . . . . . . . . . . . . . . . . .    41
        Dividend Policy. . . . . . . . . . . . . . . . . . . . . . . . . . . .    41
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION . . . . . . . . . . . .    43
DESCRIPTION OF FIRST SECURITY. . . . . . . . . . . . . . . . . . . . . . . . .    47
        Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    47
        Management and Additional Information. . . . . . . . . . . . . . . . .    47


DESCRIPTION OF PREMIER . . . . . . . . . . . . . . . . . . . . . . . . . . . .    47
        Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    47
        Management and Additional Information. . . . . . . . . . . . . . . . .    47
EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    48
LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    48
OTHER MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    48
WHERE YOU CAN FIND MORE INFORMATION. . . . . . . . . . . . . . . . . . . . . .    48
ABOUT FIRST SECURITY AND PREMIER . . . . . . . . . . . . . . . . . . . . . . .    48

APPENDIX A   AGREEMENT AND PLAN OF MERGER. . . . . . . . . . . . . . . . . . .   A-1
APPENDIX B   EXCERPT FROM THE NATIONAL BANK ACT
             RELATING TO RIGHTS OF DISSENTING SHAREHOLDERS . . . . . . . . . .   B-1
APPENDIX C   FAIRNESS OPINION OF PROFESSIONAL BANK SERVICES, INC . . . . . . .   C-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER


Q:     WHAT WILL HAPPEN IN THE MERGER?

A: The businesses and operations of Dalton Whitfield and Premier will be combined into Dalton Whitfield as a single, larger banking corporation. The existing banking offices of Premier will become branches of Dalton Whitfield.

Q:     AS A PREMIER SHAREHOLDER, HOW WILL I BE AFFECTED BY THE MERGER?

A: If the merger is completed, you will receive 0.425 shares of First Security common stock in exchange for each share of Premier common stock that you own. You will receive $10.00 per share for any fractional shares.

Q:     WHAT WILL FIRST SECURITY ISSUE IN THE MERGER?

A: First Security will issue a total of 1,148,724 shares of its common stock in exchange for all of the outstanding shares of Premier common stock.

Q:     WHAT DO I NEED TO DO NOW?

A: Indicate on your proxy card how you want to vote, and sign and mail the proxy card in the enclosed envelope as soon as possible so that your shares will be represented at Premier's shareholders' meeting even if you cannot attend.

Q:     WHAT DO I DO IF I WANT TO CHANGE MY VOTE?

A: You may send in a later-dated proxy card or attend Premier's shareholders' meeting and vote your shares in person. If you have already mailed your proxy card and want to vote in person, before the meeting please notify the Secretary of Premier.

Q:     SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger is completed, First Security's transfer agent will send you a form containing written instructions for exchanging your Premier common stock certificates for First Security common stock certificates and/or cash.

Q:     WHAT ARE THE TAX CONSEQUENCES TO ME?

A: We expect that the exchange of common stock by Premier shareholders for shares of First Security common stock generally will be tax-free to the Premier shareholders for U.S. federal income tax purposes. However, any cash that is received by a Premier shareholder in lieu of fractional shares will likely be taxable. If you are a dissenting shareholder of Premier and receive a cash payment for your Premier shares, you will have to pay taxes on all or a portion of the cash you receive.

       Determining the actual tax consequences of the merger to you as an individual taxpayer can be complicated. The tax treatment will depend on your specific situation and many variables not within our control. You should consult your own tax advisor for a full understanding of the merger's tax consequences to you.

Q:     WHAT HAPPENS WHEN THE MARKET PRICE OF FIRST SECURITY COMMON STOCK
       FLUCTUATES?

A: The market price of First Security common stock will fluctuate before and after the merger is completed. The number of shares that a Premier shareholder will receive, however, is not based on the market price of First Security common stock, so increases or decreases in the price of First Security common stock will have no effect on the number of First Security shares that a Premier shareholder is entitled to.

Q:     WHEN WILL THE MERGER BE COMPLETED?

A: If the shareholders approve the merger, we expect to complete the merger on or before February 28, 2003. There could be delays.

Q:     WHOM SHOULD I CALL WITH QUESTIONS?

A:     Premier shareholders should contact:

                    Premier National Bank of Dalton
                    Attn: Johnny R. Myers, President and Chief Executive Officer 2918 E. Walnut Avenue
                    Dalton, Georgia 30721
                    Telephone (706) 275-9950

     Please rely only on the information in this Proxy Statement/Prospectus. We have not authorized anyone to provide you with different information.

                       PROXY STATEMENT/PROSPECTUS SUMMARY

     This summary highlights selected information from this Proxy
Statement/Prospectus. Because this is a summary, it does not contain all of the information that may be important to you. You should read the entire Proxy Statement/Prospectus and its appendices carefully before you decide how to vote.

THE PARTIES

                         PREMIER NATIONAL BANK OF DALTON
                              2918 E. WALNUT AVENUE
                             DALTON, GEORGIA  30721
                                 (906) 275-9950

     Premier is a national bank headquartered in Dalton, Georgia. Premier has its main office in downtown Dalton and a full-service branch office. It offers a broad range of banking and banking-related services. As of September 30, 2002, Premier's total assets were approximately $84,909,900, deposits were approximately $73,780,000 and shareholders' equity was approximately $6,980,000.

                           FIRST SECURITY GROUP, INC.
                                817 BROAD STREET
                          CHATTANOOGA, TENNESSEE  37402
                                 (423) 266-2000

     First Security is a bank holding company headquartered in Chattanooga, Tennessee with banking operations in East Tennessee and North Georgia. First Security's community bank subsidiaries are Frontier Bank in Chattanooga, Tennessee, including its First Security Bank division that operates banking offices in McMinn, Monroe and Loudon Counties, Tennessee, First State Bank in Maynardville, Tennessee, and Dalton Whitfield Bank in Dalton, Georgia. First Security's banks have 15 full-service banking offices along the Interstate 75 corridor of east Tennessee and north Georgia. As of September 30, 2002, First Security's total assets were approximately $467,981,000, deposits were approximately $375,732,000, and shareholders' equity was approximately $67,544,000.

THE MERGER (Page 16)

     The Merger Agreement provides that Premier will merge with and into Dalton Whitfield, a wholly owned subsidiary of First Security, with Dalton Whitfield being the surviving bank.

     A copy of the Merger Agreement is included as Appendix A to this Proxy
                                                   ----------
Statement/ Prospectus. We encourage you to read the Merger Agreement in its entirety because it is the legal document that governs the merger.

WHAT PREMIER SHAREHOLDERS WILL RECEIVE (Page 16)

     In the merger, Premier shareholders will receive, in exchange for each share of Premier common stock they own, 0.425 shares of First Security common stock.

     Premier shareholders will not receive fractional shares. Instead, they will receive a check in payment for any fractional shares in an amount equal to such fractional share multiplied by $10.00.

     Once the merger is complete, First Security's transfer agent will send you a form containing written instructions for exchanging your Premier common stock certificates for First Security common stock certificates. PLEASE DO NOT SEND IN YOUR STOCK CERTIFICATES UNTIL YOU ARE INSTRUCTED TO DO SO AFTER THE MERGER.

OUR REASONS FOR THE MERGER (Page 18)

     The Premier Board of Directors approved the Merger Agreement. In deciding to approve the Merger Agreement, the Premier Board of Directors considered a number of factors, including:

     (1) The value of the consideration to be received by Premier shareholders relative to the book value and earnings per share of Premier common stock;

     (2) The current and prospective economic and competitive environment facing financial institutions;

     (3)  The Board's review of alternatives to the merger;

     (4) The business, operations, earnings, and financial condition, including the capital levels and asset quality, of Dalton Whitfield on both an historical and prospective basis;

     (5) The financial terms of recent business combinations in the financial services industry;

     (6) The opinion from Professional Bank Services that the consideration to be received by Premier shareholders as a result of the merger is fair from a financial point of view;

     (7) The geographic and business fit of First Security's and Premier's respective banking operations;

     (8)  The terms of the Merger Agreement;

     (9) The expectation that the merger would be tax-free for federal income tax purposes for Premier's shareholders (other than any cash paid in lieu of fractional shares); and

     (10) The strong likelihood that regulatory approval for the merger would be obtained.

     The First Security and Dalton Whitfield Boards of Directors have each approved the Merger Agreement. In deciding to approve the Merger Agreement, the First Security and Dalton Whitfield Boards of Directors considered a number of factors, including:

     (1) The business, operations, earnings, and financial condition, including the capital levels and asset quality, of Premier on a historical, prospective and pro forma basis and in comparison to other financial institutions in the area;

     (2) The demographic, economic and financial characteristics of the markets in which Premier operates, including existing competition, history of the market areas with respect to financial institutions and average demand for credit on a historical and prospective basis; and

     (3) The results of First Security's due diligence review of Premier and a variety of factors affecting and relating to the overall strategic focus of First Security, including First Security's desire to expand its core markets.

     The Boards of Directors of Premier, First Security and Dalton Whitfield believe that the merger will result in a company with expanded opportunities for profitable growth and that their combined resources and capital will provide greater ability to compete in the changing and competitive financial services industry.

OPINION OF PREMIER'S FINANCIAL ADVISOR (PAGE ___)

     Premier asked its financial advisor, Professional Bank Services, for advice on the fairness, from a financial point of view, of the exchange ratio to Premier's shareholders. Professional Bank Services has delivered its written opinion to the Premier board that as of October 17, 2002, the date the Premier board approved the acquisition, the exchange ratio was fair, from a financial point of view, to the shareholders of Premier. The opinion is attached as Appendix C to this Proxy Statement/Prospectus. You should read this opinion
----------
completely to understand the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Professional Bank Services. Professional Bank Services' opinion does not constitute a recommendation to any shareholder as to how to vote with respect to matters relating to the proposed merger.

RECOMMENDATIONS TO SHAREHOLDERS (Page 16)

     The Premier Board believes that the proposed merger is in the best interests of Premier and its shareholders. The Premier Board recommends that its shareholders vote FOR approval of the Merger Agreement.

SHAREHOLDERS' MEETING  (Page 15)

     The special meeting of Premier shareholders will be held at ________ , on __________, 2003, at _____, local time. The Premier Board of Directors is soliciting proxies for use at the meeting. At the meeting, the Board of Directors will ask the Premier shareholders to vote on a proposal to approve the Merger Agreement.

RECORD DATE FOR SHAREHOLDERS' MEETING (Page 15)

     You may vote at the Premier special meeting if you owned Premier common stock as of the close of business on __________, 200__. You will have one vote for each share of Premier common stock you owned on that date. You can revoke your proxy at any time prior to the vote at the meeting.

VOTE REQUIRED (Page 15)

     In order to approve the merger, shareholders holding at least two-thirds of the outstanding shares of Premier common stock must vote to approve the Merger Agreement. As of the record date, all directors and executive officers of Premier as a group (11 persons) could vote approximately 1,064,980 shares of Premier common stock, constituting approximately 39.4% of the total number of shares outstanding at that date. The Premier directors and executive officers have committed to vote their shares of Premier common stock in favor of the merger. As of the record date, First Security held ___ shares of Premier common stock, which it will vote in favor of the merger.

REGULATORY APPROVALS (Page 26)

     We cannot complete the merger until we receive the approval of the Federal Deposit Insurance Corporation and the Georgia Department of Banking and Finance. Dalton Whitfield and Premier have filed the necessary regulatory applications, and they are pending. It is possible, however, that the regulatory approvals will impose conditions or restrictions that Dalton Whitfield or Premier believes materially and adversely affect the economic or business benefits of the merger.

CONDITIONS TO THE MERGER (Page 25)

     The completion of the merger depends upon First Security and Premier satisfying a number of conditions, including:

     (1)  The Premier shareholders must approve the Merger Agreement;

     (2) First Security and Premier must receive a legal opinion confirming the tax-free nature of the merger; and

     (3) First Security and Premier must receive all required regulatory approvals and any waiting periods required by law must have passed.

TERMINATION OF THE MERGER AGREEMENT (Page 26)

     Either First Security or Premier can terminate the Merger Agreement without completing the merger if, among other things, any of the following occurs:

     (1)  the merger is not completed by June 30, 2003; or

     (2) the other party materially breaches or fails to comply with any of its representations, warranties or obligations under the Merger Agreement.

     If the merger is not consummated, First Security will continue to operate as a bank holding company under its present management and Premier will continue to operate as a national bank.

DISSENTERS' RIGHTS (Page 27 and Appendix B)
                                ----------

     The National Bank Act provides that a Premier shareholder may receive cash for his or her shares if that shareholder does not vote in favor of the merger and complies with specified notice requirements and other procedures. If you wish to dissent, you must follow specific procedures to exercise the right to dissent or the right to dissent may be lost. The procedures to exercise dissenters' rights are described in this Proxy Statement/Prospectus.

INTERESTS OF OFFICERS AND DIRECTORS IN THE MERGER THAT ARE DIFFERENT FROM YOURS (Page 30)

     Specified members of Premier's management and Board of Directors have interests in the merger that are different from yours. The First Security, Dalton Whitfield and Premier Boards of Directors were aware of these interests and considered them when approving the Merger Agreement. Premier's President, Johnny R. Myers, will be retained as an executive vice president of Dalton Whitfield upon the closing of the merger. Additionally, Premier's Chairman of the Board, Harold Anders, will be elected to First Security's Board of Directors.

     The Merger Agreement also states that First Security will indemnify the Premier directors and officers for their acts or omissions prior to the merger for a period of four years after the merger, and will keep in force a director's and officer's liability policy for a period of three years after the merger. First Security has also agreed to provide the officers and employees of Premier with various employee benefits that First Security already provides to its officers and employees.

IMPORTANT FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER (Page 31)

     We expect that First Security, Dalton Whitfield, Premier and the Premier shareholders will not recognize any gain or loss for U.S. federal income tax purposes in the merger, except in connection with any cash that Premier shareholders receive. The companies have received a legal opinion that this will be the case. This legal opinion is filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part. The opinion will not bind the Internal Revenue Service, which could take a different view. This tax treatment will not apply to any Premier shareholder who exercises dissenters' rights. Determining the actual tax consequences of the merger to you as an individual taxpayer can be complicated. The tax treatment will depend on your specific situation and many variables not within our control. You should consult your own tax advisor for a full understanding of the merger's tax consequences to you individually.

ACCOUNTING TREATMENT OF THE MERGER (Page 33)

     First Security and Premier intend for the merger to be accounted for as a "purchase" which means that, for accounting and financial reporting purposes, the assets and liabilities of Premier as of the effective time of the merger will be recorded at their respective fair values and added to those of Dalton Whitfield. First Security's financial statements issued after the merger would reflect such values and would not be restated retroactively to reflect Premier's historical financial position or results of operations.

COMPARATIVE MARKET PRICES OF COMMON STOCK (Page 8)

     On ________ , 200__, there were _____ shareholders of record of Premier common stock and _____ shareholders of record of First Security common stock. First Security originally planned to acquire Premier pursuant to a share exchange agreement dated October 17, 2002. Subsequently, on November 19, 2002, First Security, Dalton Whitfield and Premier decided to merge Premier into Dalton Whitfield pursuant to the Merger Agreement. As a result, First Security and Premier terminated their share exchange agreement.

The following table lists:

     - the last known sales prices of the First Security and Premier common stock on October 17, 2002, the last day prior to public announcement of First Security's proposed acquisition of Premier;

     - the last known sales prices of the First Security and Premier common stock on _________, 2003, the latest practicable date prior to the mailing of this Proxy Statement/Prospectus; and

     - the equivalent pro forma price per share of Premier common stock on each indicated date, which represents the First Security stock price listed for that date multiplied by the merger stock exchange ratio of 0.425.

DATE                 FIRST SECURITY                    PREMIER
----                 --------------      ---------------------------------------
                     Price/Share         Price/Share       Equivalent
                     -----------         -----------       Pro Forma Price/Share
                                                           ---------------------
October 17, 2002:    $     10.00         $      3.75       $    4.25
__________, 2003:    $__________         $___________      $________

DIVIDENDS AFTER THE MERGER (Page 33)

     First Security has never paid cash dividends and does not anticipate paying cash dividends after the merger for the foreseeable future. Instead, First Security intends to retain future earnings, if any, to support the development and growth of its business.

RISK FACTORS (Page 13)

     In determining whether to approve the Merger Agreement, you should consider the various risks associated with an investment in First Security common stock. These risks include:

     (1) we may have more trouble integrating our businesses or retaining key personnel and business than we expect;

     (2) there is a limited trading market for shares of First Security common stock;

     (3)  there are restrictions on First Security's ability to pay dividends;

     (4)  First Security will be subject to substantial government regulation;

     (5) competition among depository and other financial institutions is strong;

     (6) our cost savings from the merger could be less than we expect, or we could be unable to obtain those cost savings as soon as we expect;

     (7)  changes in the interest rate environment could reduce our margins;

     (8) general economic or business conditions could be worse than we expect; and

     (9) the market value of the First Security common stock may decline before or after the merger.

COMPARATIVE PER SHARE DATA

     The following table shows data relating to income, cash dividends, and book value on (1) an historical basis for First Security and Premier; (2) an unaudited pro forma combined basis per share of First Security and Premier common stock, giving effect to the merger; and (3) an equivalent pro forma basis per share of Premier common stock, giving effect to the merger. The Premier and First Security pro forma combined information and the Premier pro forma equivalent information give effect to the merger on a purchase accounting basis and reflect the exchange ratio of 0.425 shares of First Security common stock for each share of Premier common stock. This data should be read in conjunction with the unaudited pro forma condensed financial statements and the separate historical financial statements of First Security and Premier and notes thereto incorporated by reference into and accompanying this Proxy Statement/Prospectus. You should not rely on the pro forma information as being indicative of the historical results that we would have achieved or the future results we will achieve after the merger.

                                                         AS OF AND FOR THE
                                                         NINE MONTHS ENDED         AS OF AND FOR THE
                                                        SEPTEMBER 30, 2002   YEAR ENDED DECEMBER 31, 2001

NET INCOME PER BASIC COMMON SHARE
First Security historical                               $              0.36  $                      0.00
Premier historical                                      $              0.11                       ($0.07)
First Security and Premier pro forma combined(1)        $              0.35                       ($0.03)
Premier pro forma equivalent(2)                         $              0.15                       ($0.01)

NET INCOME PER DILUTED COMMON SHARE
First Security historical                               $              0.36  $                      0.00
Premier historical                                      $              0.11                       ($0.07)
First Security and Premier pro forma combined(1)        $              0.34                       ($0.03)
Premier pro forma equivalent(2)                         $              0.15                       ($0.01)

DIVIDENDS DECLARED PER COMMON SHARE OUTSTANDING AT
PERIOD END
First Security historical                               $              0.00  $                      0.00
Premier historical                                      $              0.00  $                      0.00
First Security and Premier pro forma combined(1)        $              0.00  $                      0.00
Premier pro forma equivalent(2)                         $              0.00  $                      0.00


BOOK VALUE PER COMMON SHARE OUTSTANDING AT PERIOD END
First Security historical(3)                            $              8.91  $                      7.85
Premier historical(3)                                   $              2.58  $                      2.42
First Security and Premier pro forma combined(1,4)      $              9.06  $                      8.17
Premier pro forma equivalent(2)                         $              3.85  $                      3.47


                                        8

(1)     Represents the pro forma combined information of First Security and Premier as if the merger were consummated at the beginning of the period, and were accounted for as a purchase.

(2)     Represents the pro forma combined per common share amounts multiplied by the exchange ratio of
        0.425 shares of First Security common stock for each share of Premier common stock.

(3)     Historical book value per share is computed by dividing shareholders' equity by the number of shares of common stock outstanding at the end of each period.

(4)     Represents historical common shares outstanding of First Security plus 1,148,724 common shares of
        First Security to be issued to Premier shareholders at the merger.

                             SUMMARY FINANCIAL DATA

     The following tables present selected historical financial information for First Security, Colonial Bank and Premier and are derived from the consolidated financial statements (and related notes) of First Security (and from Colonial
Bank) and Premier incorporated by reference into and accompanying this Proxy Statement/Prospectus. Dalton Whitfield Bank purchased certain assets and assumed certain liabilities when it acquired Colonial Bank's three Dalton, Georgia branches in September 1999. The financial statements for the years ended 1997 and 1998, and the eight months ended August 31, 1999 of the three purchased Colonial Bank branches in Dalton, Georgia and for the four months ended December 31, 1999 and the years ended 2000 and 2001 of First Security have been audited by Joseph Decosimo and Company, LLP. The financial statements for the years ended 1999, 2000 and 2001 of Premier have been audited by Porter Keadle Moore, LLP. The financial statements for the nine months ended September 30, 2002 and 2001 of First Security and Premier are unaudited. This information is only a summary and should be read in conjunction with each company's historical financial statements (and related notes), and other financial information incorporated by reference into and accompanying this Proxy Statement/Prospectus.

                                         SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                               FIRST SECURITY GROUP, INC.                   COLONIAL BANK BRANCHES
                                      ------------------------------------------  ------------------------------------------
                                                                                   AS OF AND FOR THE
                                                           -----------------------------------------------------------------
                                       AS OF AND FOR THE                             FOUR      EIGHT
                                          NINE MONTHS        YEAR        YEAR        MONTHS    MONTHS    YEAR       YEAR
                                             ENDED           ENDED       ENDED       ENDED     ENDED     ENDED      ENDED
                                      -------------------  ---------  ----------  ----------  --------  ---------  ---------
                                                              (In thousands, except per share data)

                                      9/30/02    9/30/01   12/31/01    12/31/00    12/31/99   8/31/99   12/31/98   12/31/97
                                      --------  ---------  ---------  ----------  ----------  --------  ---------  ---------
Interest income                       $ 18,564  $ 14,998   $  20,793  $  11,824   $   2,348   $  4,365  $   7,216  $   8,792
Interest expense                         6,206     7,346       9,783      5,510         812      1,987      3,363      4,214
                                      --------  ---------  ---------  ----------  ----------  --------  ---------  ---------
Net interest income                     12,358     7,652      11,010      6,314       1,536      2,378      3,853      4,578
Provision for loan losses                  810     1,824       2,496        811           -        280        300        520
                                      --------  ---------  ---------  ----------  ----------  --------  ---------  ---------
Net interest income after provision     11,548     5,828       8,514      5,503       1,536      2,098      3,553      4,058
Noninterest income                       2,658     1,745       2,743      1,088         176        541        956        882
Noninterest expense                     10,566     7,672      11,004      7,504       2,542      1,905      3,401      3,454
                                      --------  ---------  ---------  ----------  ----------  --------  ---------  ---------
Pretax income (loss)                     3,640       (99)        253       (913)       (830)       734      1,108      1,486
Income tax expense (benefit)             1,412       (26)        235       (347)       (315)       279        421        534
                                      --------  ---------  ---------  ----------  ----------  --------  ---------  ---------
Net income (loss)                     $  2,228  $    (73)  $      18  $    (566)  $    (515)  $    455  $     687  $     952
                                      ========  =========  =========  ==========  ==========  ========  =========  =========

PER COMMON SHARE:
Basic earnings (loss)                 $   0.36  $  (0.02)  $    0.00  $   (0.14)  $   (0.13)       N/A        N/A        N/A
Diluted earnings (loss)               $   0.36  $  (0.02)  $    0.00  $   (0.14)  $   (0.13)       N/A        N/A        N/A
Cash dividends declared               $   0.00  $   0.00   $    0.00  $    0.00   $    0.00        N/A        N/A        N/A
Shareholders' equity (book value)     $   8.91  $   7.72   $    7.85  $    7.45   $    7.55        N/A        N/A        N/A

PERIOD END:
Loans                                 $332,548  $267,494   $ 291,043  $ 152,913   $  69,724   $ 61,502  $  70,805  $  67,264
Earnings assets                       $423,163  $297,920   $ 328,330  $ 177,461   $  92,843   $ 94,874  $  78,324  $  91,883
Total assets                          $467,981  $323,768   $ 361,866  $ 199,552   $ 110,511   $108,193  $  94,184  $ 105,988
Deposits                              $375,732  $270,419   $ 293,877  $ 162,514   $  74,885   $ 91,791  $  74,826  $  87,795
Shareholders' equity                  $ 67,544  $ 34,555   $  39,265  $  30,594   $  31,016   $ 14,046  $  13,591  $  12,904
Shares outstanding - basic               7,579     4,475       5,003      4,106       4,106        N/A        N/A        N/A
Shares outstanding - diluted             7,660     4,789       5,003      4,106       4,106        N/A        N/A        N/A

AVERAGE:
Loans                                 $301,490  $203,730   $ 221,624  $ 107,483   $  48,439   $ 67,064  $  66,917  $  66,276
Earnings assets                       $366,090  $235,056   $ 254,739  $ 132,377   $  80,186   $ 80,944  $  84,133  $ 103,567
Total assets                          $395,631  $259,140   $ 279,377  $ 150,308   $  96,028   $101,161  $ 100,058  $ 120,496
Deposits                              $266,430  $180,170   $ 233,007  $ 114,239   $  61,673   $ 78,132  $  79,814  $ 100,491
Shareholders' equity                  $ 51,666  $ 31,454   $  33,292  $  30,754   $  30,822   $ 13,819  $  13,248  $  12,455
Shares outstanding - basic               6,187     4,168       4,354      4,106       4,106        N/A        N/A        N/A
Shares outstanding - diluted             6,269     4,382       4,429      4,106       4,106        N/A        N/A        N/A

                                     SUMMARY CONSOLIDATED FINANCIAL INFORMATION

PREMIER ONLY
                                       AS OF AND FOR THE                           AS OF AND FOR THE
                                       NINE MONTHS ENDED                              YEAR ENDED
                                      ------------------                              ----------
                                                           (In thousands, except per share data)

                                      9/30/02   9/30/01         12/31/01   12/31/00    12/31/99    12/31/98    12/31/97
                                      --------  --------       ----------  ---------  ----------  ----------  ----------
Interest income                       $  4,132  $  4,265       $   5,696   $   4,811  $   3,759   $   2,942   $   1,674
Interest expense                         1,748     2,302           2,972       2,314      1,717       1,414         699
                                      --------  --------       ----------  ---------  ----------  ----------  ----------
Net interest income                      2,384     1,963           2,724       2,497      2,042       1,528         975
Provision for loan losses                  242       195             468         240        208         156         247
                                      --------  --------       ----------  ---------  ----------  ----------  ----------
Net interest income after provision      2,142     1,768           2,256       2,257      1,834       1,372         728
Noninterest income                         437       359             524         331        488         275         129
Noninterest expense                      2,120     1,974           3,086       1,947      1,804       1,700       1,528
                                      --------  --------       ----------  ---------  ----------  ----------  ----------
Pretax income (loss)                       459       153            (306)        641        518         (53)       (671)
Income tax (expense) benefit               156        58             104        (216)       220           -           -
                                      --------  --------       ----------  ---------  ----------  ----------  ----------
Net income (loss)                     $    303  $     95       $    (202)  $     425  $     738   $     (53)  $    (671)
                                      ========  ========       ==========  =========  ==========  ==========  ==========

PER COMMON SHARE:
Basic earnings (loss)                 $   0.11  $   0.04       $   (0.07)  $    0.16  $    0.27   $   (0.02)  $   (0.25)
Diluted earnings (loss)               $   0.11  $   0.04       $   (0.07)  $    0.16  $    0.27   $   (0.02)  $   (0.25)
Cash dividends declared               $   0.00  $   0.00       $    0.00   $    0.00  $    0.00   $    0.00   $    0.00
Shareholders' equity (book value)     $   2.58  $   2.56       $    2.42   $    2.50  $    2.30   $    2.09   $    2.10

PERIOD END:
Loans                                 $ 64,805  $ 63,898       $  66,184   $  48,502  $  38,593   $  29,855   $  21,107
Earnings assets                       $ 75,243  $ 72,696       $  76,536   $  58,880  $  49,423   $  39,256   $  27,608
Total assets                          $ 84,909  $ 81,139       $  84,736   $  64,377  $  52,472   $  41,255   $  30,139
Deposits                              $ 73,780  $ 73,017       $  74,160   $  56,274  $  45,474   $  34,944   $  23,096
Shareholders' equity                  $  6,980  $  6,927       $   6,554   $   6,751  $   6,218   $   5,655   $   5,689
Shares outstanding - basic               2,703     2,703           2,703       2,703      2,703       2,703       2,703
Shares outstanding - diluted             2,703     2,703           2,703       2,703      2,703       2,703       2,703

AVERAGE:
Loans                                 $ 65,261  $ 54,301       $  56,647   $  42,600  $  33,966   $  26,462   $  11,873
Earnings assets                       $ 75,607  $ 65,751       $  67,921   $  52,656  $  44,809   $  34,332   $  20,577
Total assets                          $ 82,664  $ 72,974       $  75,288   $  56,838  $  47,492   $  36,819   $  21,917
Deposits                              $ 71,712  $ 64,630       $  66,908   $  49,335  $  40,506   $  30,449   $  15,735
Shareholders' equity                  $  6,839  $  6,836       $   6,562   $   6,417  $   6,054   $   5,674   $   5,931
Shares outstanding - basic               2,703     2,703           2,703       2,703      2,703       2,703       2,703
Shares outstanding - diluted             2,703     2,703           2,703       2,703      2,703       2,703       2,703

            SELECTED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL DATA

     The following selected unaudited pro forma financial data are derived from the unaudited pro forma condensed financial statements that give effect to the merger as of the dates and for the periods indicated, assuming the merger is accounted for as a purchase. This information should be read in conjunction with the unaudited pro forma financial information incorporated by reference into and accompanying this Proxy Statement/Prospectus. You should not rely on the pro forma information as being indicative of the historical results that we would have achieved or the future results we will achieve after the merger. For purposes of the pro forma condensed balance sheet data, First Security's consolidated balance sheets at December 31, 2001 and September 30, 2002 have been combined with Premier's balance sheet at these dates. For purposes of the pro forma condensed statement of income data, First Security's consolidated results of operations for the year ended December 31, 2001 and the nine months ended September 30, 2002 have been combined with Premier's results of operations for these periods.

                        SELECTED PRO FORMA FINANCIAL DATA
                (Dollars in thousands, except per share amounts)


                                       AS OF AND FOR THE    AS OF AND FOR THE
                                       NINE MONTHS ENDED       YEAR ENDED
                                      SEPTEMBER 30, 2002    DECEMBER 31, 2001
                                      -------------------  -------------------

Interest income                       $            22,696  $           26,489
Interest expense                                    7,954              12,755
                                      -------------------  -------------------
Net interest income                                14,742              13,734
Provision for loan losses                           1,052               2,964
                                      -------------------  -------------------
Net interest income after provision                13,690              10,770
Noninterest income                                  3,095               3,267
Noninterest expense                                12,686              14,090
                                      -------------------  -------------------
Pretax income (loss)                                4,099                 (53)
Income tax expense                                  1,568                 131
                                      -------------------  -------------------
Net income (loss)                     $             2,531  $             (184)
                                      ===================  ===================
PER COMMON SHARE:
Basic earnings (loss)                 $              0.35  $            (0.03)
Diluted earnings (loss)               $              0.34  $            (0.03)
Cash dividends declared               $              0.00  $             0.00

PERIOD END:
Loans                                 $           397,353                   -
Earnings assets                       $           498,406                   -
Total assets                          $           557,347                   -
Deposits                              $           449,512                   -
Shareholders' equity                  $            79,031                   -
Shares outstanding - basic(1)                       8,728               6,152
Shares outstanding - diluted(1)                     8,809               6,152

AVERAGE:
Shares outstanding = basic(1)                       7,336               5,503
Shares outstanding = diluted(1)                     7,418               5,578


1 Represents historical common shares outstanding of First Security plus 1,148,724 common shares of First Security to be issued to Premier shareholders at the merger.

                                  RISK FACTORS

     By voting in favor of the merger, Premier shareholders are choosing to invest in First Security common stock. In addition to the other information contained in this Proxy Statement/Prospectus, you should carefully consider all of the following risk factors relating to the proposed merger, First Security after the merger, and First Security common stock in deciding whether to vote for the merger and the related issuance of First Security shares.

IF FIRST SECURITY, DALTON WHITFIELD AND PREMIER ARE NOT SUCCESSFULLY INTEGRATED, THE BUSINESS OF FIRST SECURITY AFTER THE MERGER MAY BE ADVERSELY AFFECTED

     Integrating First Security, Dalton Whitfield and Premier may be a complex, time-consuming and expensive process. Before the merger, First Security and Premier operated independently, each with its own business, corporate culture, locations, employees, systems and customers. After the merger, they must operate as a combined organization utilizing common information and communication systems, operating procedures, financial controls, and human resource practices, including benefits, training and professional development programs. There may be difficulties, costs and delays involved in integrating the two companies, including distracting management from the business; potential incompatibility of corporate cultures; and costs and delays in implementing common systems and procedures.

OUR COSTS SAVINGS FROM THE MERGER COULD BE LESS THAN WE EXPECT, OR WE COULD BE UNABLE TO OBTAIN THOSE COST SAVINGS AS SOON AS WE EXPECT

     Because First Security and Dalton Whitfield have been unable to completely discuss their cost savings assumptions or analyses with Premier's management and because they have had limited access to Premier's internal information about its operations, they have primarily relied on publicly available information concerning Premier, their general knowledge of the markets in which First Security, Dalton Whitfield and Premier compete and their past experience with respect to their own operations. As a result, no assurance can be given that the estimated cost savings will be achieved or will occur in the time period anticipated. Furthermore, there can be no assurance that cost savings that are realized will not be offset by increases in other expenses, other charges to earnings or losses of revenue, including losses due to problems in integrating the Premier operations into Dalton Whitfield's operations.

CHANGES IN THE INTEREST RATE ENVIRONMENT COULD REDUCE OUR MARGINS

     First Security's earnings and financial condition depend to a large degree upon net interest income, which is the difference between interest earned from loans and securities and interest paid on deposits and borrowings. Recently, interest rate spreads have generally narrowed due to changing market conditions and competitive pricing pressures, and we cannot predict whether these rate spreads will narrow even further. This narrowing of interest rate spreads could adversely affect First Security's earnings and financial condition. In addition, we cannot predict whether interest rates will continue to remain at present levels. Any increase in prevailing interest rates could adversely affect First Security's mortgage banking business because higher interest rates could cause customers to request fewer refinancings and purchase money mortgage originations.

GENERAL ECONOMIC OR BUSINESS CONDITIONS COULD BE WORSE THAN WE EXPECT

     Any factors which adversely effect the economy of our market and surrounding areas could adversely affect our performance. Unfavorable economic conditions could affect the ability of borrowers to repay their loans. Although we expect favorable economic developments in our market area, there is no assurance that favorable economic development will occur or that our expectation of corresponding growth will be achieved.

THE MARKET VALUE OF THE FIRST SECURITY COMMON STOCK MAY DECREASE PRIOR TO THE CLOSING OF THE MERGER

     During the time between the date of the special shareholders' meeting and the effective time of the merger, Premier shareholders will be subject to the risk of a decline in the market value of First Security common stock. First Security will not adjust the exchange ratio based on changes in the market value of First Security common stock before the effective time of the merger. The market value of the First Security common stock to be received by shareholders of Premier who do not properly perfect their dissenters' rights or sell their shares may vary significantly between the date of this Proxy Statement/Prospectus and the effective time of the merger. Because consummation of the merger is subject to satisfaction of various conditions, including receipt of necessary regulatory approvals, the merger may not be consummated until a substantial period of time has passed following the Premier shareholders' meeting.

THERE IS A LIMITED MARKET FOR SHARES OF FIRST SECURITY COMMON STOCK

     First Security common stock is not listed on any stock exchange and there has historically been limited trading activity for First Security common stock. First Security does not anticipate that its acquisition of Premier will cause any significant change in the trading volume of First Security common stock. As a result, shareholders may be unable to readily sell their shares of First Security common stock.

FIRST SECURITY HAS NOT PAID CASH DIVIDENDS AND DOES NOT EXPECT TO PAY CASH DIVIDENDS IN THE FORESEEABLE FUTURE

     The holders of First Security common stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. First Security has never paid cash dividends and does not anticipate paying cash dividends after the merger for the foreseeable future. Instead, First Security intends to retain future earnings, if any, to support the development and growth of its business.

FIRST SECURITY IS AND WILL BE SUBJECT TO SUBSTANTIAL GOVERNMENT REGULATION

     As a bank holding company, First Security is primarily regulated by the Federal Reserve Bank of Atlanta. First Security's banking subsidiaries are primarily regulated by the FDIC, the Tennessee Department of Financial Institutions and the Georgia Department of Banking and Finance. The federal and state bank regulators have the ability, should the situation require, to place significant regulatory and operational restrictions upon First Security and its subsidiaries. Any restrictions that the federal and state bank regulators impose could affect the profitability of First Security.

THE FINANCIAL INSTITUTION INDUSTRY IS VERY COMPETITIVE

     First Security competes directly with financial institutions that are well established. Many competitors have significantly greater resources and lending limits than First Security and its subsidiaries. As a result of those greater resources, the larger financial institutions may be able to provide a broader range of services to their customers than First Security can provide and may be able to afford newer and more sophisticated technology. The long-term success of First Security will depend on its ability to compete successfully with other financial institutions in its service area.

                     SPECIAL MEETING OF PREMIER SHAREHOLDERS

DATE, PLACE, TIME, AND PURPOSE

     The Premier Board of Directors is sending you this Proxy Statement/Prospectus in connection with its solicitation of proxies for use at a special meeting of shareholders. At the meeting, the Board will ask you to vote on a proposal to approve the Merger Agreement. Premier will pay the costs associated with the solicitation of proxies for the meeting. The meeting will be held at_________ , on __________, 2003 at _____, local time.

RECORD DATE, VOTING RIGHTS, REQUIRED VOTE, AND REVOCABILITY OF PROXIES

     Premier has set the close of business on __________, 200__, as its record date for determining holders of outstanding shares of Premier common stock entitled to notice of and to vote at the meeting. Only owners of Premier common stock at the close of business on this record date are entitled to notice of and to vote at the meeting. As of the record date, there were 2,702,880 shares of Premier common stock issued and outstanding and entitled to vote at the meeting, which shares were held by ____________ holders of record.

     Premier shareholders are entitled to one vote for each share of Premier common stock owned on the record date. The vote required for the approval of the Merger Agreement is two-thirds of the issued and outstanding shares of Premier common stock entitled to vote at the meeting. CONSEQUENTLY, WITH RESPECT TO THE PROPOSAL TO APPROVE THE MERGER AGREEMENT, ABSTENTIONS AND BROKER NON-VOTES WILL BE COUNTED AS PART OF THE BASE NUMBER OF VOTES TO BE USED IN DETERMINING IF THE PROPOSAL HAS RECEIVED THE REQUISITE NUMBER OF BASE VOTES FOR APPROVAL. THUS, AN ABSTENTION OR A BROKER NON-VOTE WILL HAVE THE SAME EFFECT AS A VOTE "AGAINST" THE PROPOSAL.

     The designated proxy holders will vote shares of Premier common stock, if the proxies are properly executed, received in time and not revoked, in accordance with the instructions on the proxies. IF THE PROXY DOES NOT CONTAIN INSTRUCTIONS OF HOW TO VOTE, THE PROXY HOLDERS WILL VOTE FOR APPROVAL OF THE MERGER AGREEMENT. FURTHER, IF YOU DO NOT INCLUDE INSTRUCTIONS WITH YOUR PROXY ABOUT HOW TO VOTE AT THE MEETING, YOU WILL NOT BE ENTITLED TO ASSERT DISSENTERS' RIGHTS. SEE "DESCRIPTION OF MERGER-DISSENTERS' RIGHTS." If necessary, the proxy holders may vote in favor of a proposal to adjourn the meeting in order to permit further solicitation of proxies in the event there are not sufficient votes to approve the proposal at the time of the meeting. No proxy that is voted against the approval of the Merger Agreement will be voted in favor of an adjournment of the meeting in order to permit further solicitation of proxies.

================================================================================
FAILURE EITHER TO VOTE BY PROXY OR IN PERSON AT THE MEETING WILL HAVE THE EFFECT
            OF A VOTE CAST AGAINST APPROVAL OF THE MERGER AGREEMENT.
================================================================================

     If you have given a proxy, you may revoke it at any time prior to its exercise at the meeting by (1) giving written notice of revocation to the President of Premier, (2) properly submitting to Premier a duly executed proxy bearing a later date, or (3) attending the meeting and voting in person. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: Premier National Bank of Dalton, 2918 E. Walnut Avenue, Dalton, Georgia 30721, Attention: Johnny R. Myers, President and Chief Executive Officer.

     As of the record date, all directors and executive officers of Premier as a group (11 persons) were entitled to vote 1,064,980 shares of Premier common stock, constituting approximately 39.4% of the total number of shares of Premier common stock outstanding at that date, and have committed to vote their shares of Premier common stock in favor of the Merger Agreement. As of the Premier record date, First Security held __________shares of Premier common stock, which it will vote in favor of the merger.

                            DESCRIPTION OF THE MERGER

     The following information describes various aspects of the merger. This description is not complete and is qualified in its entirety by reference to the Appendices to this Proxy Statement/ Prospectus, including the Merger Agreement, which is attached as Appendix A to this Proxy Statement/Prospectus and is
                     ----------
incorporated in this Proxy Statement/Prospectus by reference. All shareholders are urged to read the Appendices in their entirety.

OVERVIEW

     PARTIES AND CONSIDERATION. Upon consummation of the merger, Premier will merge with and into Dalton Whitfield. Dalton Whitfield will survive the merger, and the separate existence of Premier will cease. At the effective time of the merger, each share of Premier common stock then issued and outstanding (excluding shares held by Premier, First Security, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted, and excluding shares held by Premier shareholders who perfect their dissenters' rights) will be converted into the right to receive shares of First Security common stock. The holders of Premier common stock will receive 0.425 shares of First Security common stock for each share of Premier common stock.

     FRACTIONAL SHARES. First Security will not issue fractional shares. Instead, First Security will pay cash (without interest) in lieu of any fractional share to which any Premier shareholder would otherwise be entitled upon consummation of the merger. First Security will calculate the cash value of any fractional share as the amount equal to the fractional share of First Security common stock multiplied by $10.00.

     CONSUMMATION. Upon consummation of the merger, First Security will have issued and outstanding approximately 8,727,828 shares of common stock based on the number of shares of First Security common stock issued and outstanding on the record date and the 0.425 exchange ratio. Following the merger, and assuming no exercise of dissenters' rights, the current shareholders of Premier will beneficially own approximately 13.2% of the First Security common stock.

BACKGROUND OF THE MERGER

     Premier was organized in 1996 by businessmen and investors located in Whitfield County, Georgia, with the intent of bringing community-style banking back to Whitfield County. Since its opening in November 1996, Premier has focused on quality growth and establishing its identity in a local market that has become saturated with banks.

     Since the opening of Premier, three additional community banks have opened in Whitfield County. Banks and bank holding companies headquartered in surrounding counties and in Tennessee have also expanded into the local market. Presently, there are 17 banks competing for business in Whitfield County, which has a population of less than 100,000.

     With the entry of additional banks in its market area, Premier found that its competition, particularly regional banks, was pricing banking products in a manner that substantially reduced interest rate spreads. Premier's management felt compelled to price Premier's products in a similar fashion in order to be competitive, which had the effect of significantly reducing the Premier's interest margin and thus its earnings. In response to recommendations of its regulators, in 2001 Premier took the following actions to improve its interest margins: (1) increasing fees on loans, (2) establishing a minimum interest rate for floating rate commercial loans, and (3) reducing deposit account fees. These actions were necessary because Premier had positioned itself to be asset sensitive at a time when the economy began to weaken significantly. Premier's cost of funds was not decreasing at the same rate as its interest rates on floating rate loans.

     During May 2001, Harold Anders, Chairman of Premier's board, was contacted by Rodger Holley, Chairman and Chief Executive Officer of First Security, and Alan Wells, President and Chief Executive Officer of Dalton Whitfield, regarding the possible acquisition of Premier by First Security. On June 4, 2001, Mr. Anders received a letter from Mr. Holley outlining a proposal to merge Premier with and into Dalton Whitfield.

     A meeting of Premier's executive committee was held on June 6, 2001 to consider the proposal from First Security. The committee unanimously agreed that the proposal was not in the best interest of Premier at that time, and directed that a letter be mailed to Mr. Holley to that effect.

     The terrorist attacks on September 11, 2001 resulted in a further weakening of the local economy. The economy of Whitfield County, which is predominated by the carpet industry, was particularly affected during the second quarter of 2002, with several manufacturing companies reducing production and laying off a number of employees.

     During the ensuing months, Chairman Anders was regularly contacted by Messrs. Holley and Wells regarding First Security's continued interest in a business combination with Premier.

     At a meeting of the Premier board on January 15, 2002, the board established a special committee consisting of Harold Anders, James Anderson, Randy Beckler and Johnny Myers to enter into discussions with First Security regarding a possible strategic combination with First Security.

     On January 22, 2002, the special committee met with Messrs. Holley and Wells and representatives of the Carson Medlin Company, financial advisors to First Security. At the meeting, Mr. Holley discussed a history of First Security and Carson Medlin presented an analysis of the proposed transaction. The special committee informed Messrs. Holley and Wells that it would consider the possibility of an acquisition and report to the full board of Premier.

     At the Premier board of directors meeting held on May 15, 2002, the board discussed the capital restraints then facing Premier. The board agreed that Premier would not be able to continue to grow without an infusion of capital. The board discussed alternative means of raising capital, and also discussed the possibility of a strategic combination, either with First Security or another financial institution. The board directed the special committee to contact two other financial institutions that might have an interest in a business combination with Premier.

     On June 14, 2002, Premier's executive committee met with a representative of Stevens & Company, an investment banking firm, to discuss options for raising capital. The committee determined that market conditions made it unlikely that Premier would be able to raise the needed capital on terms acceptable to Premier's board. The committee reported its findings to the board and recommended that the board further investigate the possibility of a strategic business combination.

     On June 18, 2002, Premier's executive committee met with Jimmy Tallent, President and Chief Executive Officer of United Community Banks. During the presentation Mr. Tallent stated that United Community was prepared to enter into a letter of intent regarding the acquisition of Premier by United Community. United Community delivered a proposed letter of intent to Premier on June 26, 2002, which was considered by Premier's executive committee at its meeting held on the same day.

     The full Premier board met on June 28, 2002, and board unanimously approved the letter of intent with United Community. The letter of intent was executed by both parties following the Premier board meeting.

     The parties discovered during their respective due diligence investigations that the synergies to be realized from the combination would not be as substantial as originally contemplated, and on July 10, 2002, the parties mutually terminated the letter of intent and ended negotiations.

     At a meeting of the Premier's board on September 17, 2002, Mr. Anders informed the board that First Security had made a new proposal to acquire Premier and allow Premier to continue to operate as a separate entity for one year. The board unanimously approved pursuing a letter of intent with First Security under those conditions. The Board authorized Premier to retain the law firm of Smith, Gambrell & Russell, LLP to act as outside legal counsel and to retain Professional Bank Services, Inc. to act as its financial advisor in connection with the proposed transaction. The board also authorized management of Premier, with the assistance of Smith, Gambrell & Russell, to begin negotiation of a definitive acquisition agreement with First Security.

     Between September 17, 2002 and October 17, 2002, the parties negotiated the terms of a definitive share exchange agreement.

     Premier's board of directors met on October 17, 2002 to discuss the terms of the proposed share exchange agreement. Also present at the meeting were representatives of Smith, Gambrell & Russell and Professional Bank Services. Representatives of Smith, Gambrell & Russell reviewed and discussed with the board the terms of the proposed share exchange agreement, and representatives of Professional Bank Services delivered and described that firm's opinion that, as of the date of the meeting, the consideration to be received by Premier shareholders was fair, from a financial point of view, to the shareholders of
Premier.   After full consideration and discussion of the structure, terms and conditions of the proposed share exchange, the Premier board of directors approved the proposed transaction as in the best interests of the Premier shareholders and authorized Mr. Myers to execute the agreement and take such further action as necessary to consummate the share exchange, subject to regulatory and shareholder approval.

     Immediately following the meeting of the Premier board, Messrs. Myers and Holley executed the share exchange agreement. The parties announced the signing of the agreement on October 18, 2002.

     After a November 4, 2002 examination of Premier conducted by the OCC as a result of the proposed acquisition, Premier management determined that it would not be cost effective for Premier to remain a separate entity following the First Security acquisition as proposed in the share exchange agreement.

     On November 5, 2002, the executive committee of Premier met and discussed the possibility of changing the structure of the acquisition from a share exchange to a merger of Premier with and into Dalton Whitfield. The committee directed Mr. Myers to propose to First Security that a merger structure be adopted.

     First Security and Dalton Whitfield were contacted and both accepted the proposal to merge Premier with Dalton Whitfield. A merger agreement was prepared containing substantially the same terms as the share exchange agreement, with the exception that the structure was changed from a share exchange to a merger of Premier with and into Dalton Whitfield. The proposed Merger Agreement was presented to the Premier board on November 19, 2002 and was approved by all members of the board present at the meeting.

     Immediately following the Premier board meeting, the Merger Agreement was executed on behalf of Premier, First Security and Dalton Whitfield, and the share exchange agreement was terminated.

PREMIER'S REASONS FOR THE MERGER AND RECOMMENDATION OF DIRECTORS

     In reaching its determination that the Merger Agreement is fair to, and in the best interests of, Premier and its shareholders, the Premier Board considered a number of factors. The Premier Board did not assign any specific or relative weight to the factors in its consideration. The material factors considered by the Premier Board included the following:

     (1) The value of the consideration to be received by Premier shareholders relative to the book value and earnings per share of Premier common stock;

     (2) The current and prospective economic and competitive environment facing financial institutions;

     (3)  The Board's review of alternatives to the merger;

     (4) The business, operations, earnings, and financial condition, including the capital levels and asset quality, of Dalton Whitfield on both an historical and prospective basis;

     (5) The financial terms of recent business combinations in the financial services industry;

     (6) The opinion from Professional Bank Services that the consideration to be received by Premier shareholders as a result of the merger is fair from a financial point of view;

     (7) The geographic and business fit of First Security's and Premier's respective banking operations;

     (8)  The terms of the Merger Agreement;

     (9) The expectation that the merger would be tax-free for federal income tax purposes for Premier's shareholders (other than any cash paid in lieu of fractional shares); and

     (10) The strong likelihood that regulatory approval for the merger would be obtained.

     While each member of the Premier Board of Directors individually considered the foregoing and other factors, the Board of Directors did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The Board collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them consider as appropriate, that the merger is in the best interests of the Premier shareholders.

     The terms of the merger, including the exchange ratio, were the result of arms-length negotiations between representatives of Premier and representatives of First Security. Based upon its consideration of the foregoing factors, the Premier Board of Directors approved the Merger Agreement and the merger as being in the best interests of Premier and its shareholders. THE PREMIER BOARD OF DIRECTORS RECOMMENDS THAT PREMIER SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER
                                                    ---
AGREEMENT.

OPINION OF PREMIER'S FINANCIAL ADVISOR

     Professional Bank Services, Inc. was engaged by Premier to advise Premier's Board of Directors as to the fairness of the consideration, from a financial perspective, to be paid by First Security to Premier's shareholders under the Merger Agreement.

     Professional Bank Services is a bank consulting firm with offices located throughout the United States. As part of its investment banking business, Professional Bank Services is regularly engaged in reviewing the fairness of financial institution acquisition transactions from a financial perspective and in the valuation of financial institutions and other businesses and their securities in connection with mergers, acquisitions, estate settlements, and other transactions. Neither Professional Bank Services nor any of its affiliates has a material financial interest in Premier or First Security. Professional Bank Services was selected to advise Premier's Board of Directors based upon its familiarity with Georgia financial institutions and knowledge of the banking industry as a whole.

     Professional Bank Services performed certain analyses described herein and presented the range of values for Premier resulting from such analyses to the Board of Directors of Premier in connection with its advice as to the fairness of the consideration to be paid by First Security.

     A fairness opinion of Professional Bank Services was delivered to the Board of Directors of Premier on October 17, 2002, at a special meeting of the Board of Directors. A copy of the fairness opinion, which includes a summary of the assumptions made and information analyzed in deriving the fairness opinion, is attached as Appendix C to this Proxy Statement/Prospectus and should be read in its entirety.

     In arriving at its fairness opinion, Professional Bank Services reviewed certain publicly available business and financial information relating to Premier and First Security. Professional Bank Services considered certain financial and data of Premier and First Security, compared that data with similar data for certain other publicly held bank holding companies and considered the financial terms of certain other comparable bank transactions that had recently been effected. Professional Bank Services also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant. In connection with its review, Professional Bank Services did not independently verify the foregoing information and relied on such information as being complete and accurate in all material respects. Financial forecasts prepared by Professional Bank Services were based on assumptions believed by Professional Bank Services to be reasonable and to reflect currently available information. Professional Bank Services did not make an independent evaluation or appraisal of the assets of Premier or First Security.

     As part of preparing this fairness opinion, Professional Bank Services performed a due diligence review of First Security on October 16 and 17, 2002. As part of the due diligence, Professional Bank Services reviewed the following items: First Security's 2001 annual report; August 16, 2002 Proxy Statement; December 31, 2001 Form 10-K filed by First Security with the SEC; March 31, 2002 and June 30, 2002 Form 10-Q filed by First Security with the SEC; September 30, 2002 internal consolidated financial statements prepared by First Security; the financial terms and definitive merger agreement relating to First Security's acquisition of First State Bank, Maynardville, Tennessee which closed on July 20, 2002; the results of First Security's March 19, 2002 non-underwritten private placement of up to $25.0 million newly issued shares of First Security common stock; and various other internal reports of First Security.

     Professional Bank Services reviewed and analyzed the historical performance of Premier including the December 31, 2000 and 2001 audited annual reports of Premier, December 31, 2000 and 2001, March 31, 2002 and June 30, 2002 Consolidated Reports of Condition and Income filed by Premier with the Federal Reserve; and the Uniform Bank Performance Report of Premier as of June 30, 2002. Professional Bank Services reviewed and tabulated statistical data regarding the loan portfolio, securities portfolio and other performance ratios and statistics. Financial projections were prepared and analyzed as well as other financial studies, analyses and investigations as deemed relevant for the purposes of this opinion. In review of the aforementioned information, Professional Bank Services took into account its assessment of general market and financial conditions, its experience in other similar transactions, and its knowledge of the banking industry generally.

     In connection with rendering the fairness opinion and preparing its written and oral presentation to Premier's Board of Directors, Professional Bank Services performed a variety of financial analyses, including those summarized herein. The summary does not purport to be a complete description of the analyses performed by Professional Bank Services in this regard. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized below, Professional Bank Services believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, Professional Bank Services made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond Premier's or First Security's control. The analyses performed by Professional Bank Services are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the values of businesses do not purport to be appraisals or to reflect the process by which businesses actually may be sold.

     ACQUISITION COMPARISON ANALYSIS. In performing this analysis, Professional Bank Services reviewed all bank acquisition transactions in the states of Alabama, Arkansas, Georgia, Mississippi, North Carolina, South Carolina, Tennessee and Virginia (the "Regional Area") since June 30, 2001. There were 41 bank acquisition transactions in the Regional Area announced since June 30, 2001 for which detailed financial information was available. The purpose of the analysis was to obtain a valuation range based on these Regional Area bank acquisition transactions. Median multiples of earnings and book value implied by the comparable transactions were utilized in obtaining a range for the acquisition value of Premier. In addition to reviewing recent Regional Area bank transactions, Professional Bank Services performed separate comparable analyses for acquisitions of banks which, like Premier, were located in Georgia, had total assets between $60 - $90 million, had an equity-to-asset ratio between 8.00% and 9.00%, and had a return on average equity ("ROAE") between 5.00% and 10.00%. Median values for the 41 Regional Area acquisitions expressed as multiples of both book value and earnings were 1.69X and 19.63X, respectively. The median multiples of book value and earnings for acquisitions of banks which, like Premier, were located in Georgia were 2.03X and 20.78X, respectively. For acquisitions of Regional Area banks with assets between $60.0 and $90.0 million the median multiples were 1.69X and 16.92X, respectively. For Regional Area acquisitions of banks with an equity-to-asset ratio between 8.00% and 9.00%, the median multiples of book value and earnings were 1.99X and 17.96X, respectively. For Regional Area acquisitions of banks with a ROAE between 5.00% and 10.00%, the median multiples of book value and earnings were 1.68X and 23.62X, respectively.

     In the proposed transaction, Premier shareholders will receive 0.425 First Security common shares per Premier common share, or an aggregate of 1,148,724 First Security common shares for all 2,702,880 Premier common shares outstanding, subject to adjustment as described in the Merger Agreement. On October 11, 2002 the proposed consideration to be received represented an aggregate value of $11,487,000, or $4.25 per Premier common share, based on First Security's March 19, 2002 non-underwritten private placement at $10.00 per share, as well as the most recent sales price of First Security of $10.00 per common share as disclosed by First Security. The $4.25 per Premier common share represents a multiple of Premier's September 30, 2002 stated common equity of 1.62X and a multiple of Premier's adjusted 2002 net income of 21.55X.

     The market value of the proposed transaction's percentile ranking was prepared and analyzed with respect to the above Regional Area comparable transactions group. Compared to all Regional Area bank transactions since June 30, 2001, the acquisition value ranked in the 36th percentile as a multiple of book value and in the 59th percentile as a multiple of earnings. Compared to all Georgia bank transactions, the acquisition value ranked in the 29th percentile as a multiple of book value and in the 56th percentile as a multiple of earnings. For Regional Area bank acquisitions where the acquired institution had between $60.0 and $90.0 million in assets, the acquisition value ranked in the 45th percentile as a multiple of book value and the 91st percentile as a multiple of earnings. Compared to Regional Area bank transactions where the acquired institution had an equity-to-asset ratio between 8.00% and 9.00%, the acquisition value ranked in the 28th percentile as a multiple of book value and the 80th percentile as a multiple of earnings. For Regional Area bank transactions where the acquired institution had a ROAE between 5.00% and 10.00%, the acquisition value ranked in the 34th percentile as a multiple of book value and the 30th percentile as a multiple of earnings.

     ADJUSTED NET ASSET VALUE ANALYSIS. Professional Bank Services reviewed Premier's balance sheet data to determine the amount of material adjustments required to the stockholders' equity of Premier based on differences between the market value of Premier's assets and their value reflected on Premier's financial statements. Professional Bank Services determined that one adjustment was warranted. Professional Bank Services reflected a value of the non-interest bearing demand deposits of approximately $2,435,000. The aggregate adjusted net asset value of Premier was determined to be $9,514,000 or $3.52 per Premier common share.

     DISCOUNTED EARNINGS ANALYSIS. A dividend discount analysis was performed by Professional Bank Services pursuant to which a range of values of Premier was determined by adding (i) the present value of estimated future dividend streams that Premier could generate over a five-year period and (ii) the present value of the "terminal value" of Premier's earnings at the end of the fifth year. The "terminal value" of Premier's earnings at the end of the five-year period was determined by applying a multiple of 17.96 times the projected terminal year's earnings. The 17.96 multiple represents the median price paid as a multiple of earnings for all Regional Area bank transactions since June 30, 2001 in which the selling institution's equity to asset ratio was between 8.0% and 9.0%.

     Dividend streams and terminal values were discounted to present values using a discount rate of 13%. This rate reflects assumptions regarding the required rate of return of holders or buyers of Premier's common stock. The aggregate value of Premier, determined by adding the present value of the total cash flows, was $11,286,000, or $4.18 per share. In addition, using the five-year projection as a base, a twenty-year projection was prepared assuming an annual growth rate in assets of 10.0% in years one through five and 6.0% in years six through twenty. Return on assets was 0.65% in year one and increased to 1.00% by year eight and was held constant at this level for the remainder of the analysis. Dividends were not paid in years one through five but were then assumed to increase to 50% of net income in years six through twenty. This long-term projection resulted in an aggregate value of $8,490,000 or $3.14 per Premier common share.

     SPECIFIC ACQUISITION ANALYSIS. Professional Bank Services valued Premier based on an acquisition analysis assuming a "break-even" earnings scenario to an acquiror as to price, current interest rates and amortization of the core deposit premium. Based on this analysis, an acquiring institution would pay an aggregate of $8,000,000, or $2.06 per share, assuming it was willing to accept no impact to its net income in the initial year. This analysis was based on a funding cost of 6.0% adjusted for taxes, a 3.0% core deposit premium and the amortization of this premium over a ten-year period and an annualized September 30, 2002 adjusted net income of $533,000. This analysis was repeated assuming a potential acquiror would be willing to compensate Premier for 5.0% of the non-interest expense reductions in the transaction. Based on this analysis an acquiring institution would pay an aggregate of $10,359,000, or $3.83 per Premier share.

     PRO FORMA MERGER ANALYSIS. Professional Bank Services compared the historical performance of Premier to that of First Security and other regional holding companies. This analysis included, among other things, a comparison of profitability, asset quality and capital measures. In addition, the contribution of Premier and First Security to the income statement and balance sheet of the pro forma combined company was analyzed.

     The effect of the affiliation on the historical and pro forma financial data of Premier was prepared and analyzed. Premier's historical financial data was compared to the pro forma combined historical and projected earnings, book value and dividends per share.

     The fairness opinion is directed only to the question of whether the consideration to be received by Premier's shareholders under the Agreement is fair and equitable from a financial perspective and does not constitute a recommendation to any Premier shareholder to vote in favor of the merger. No limitations were imposed on Professional Bank Services regarding the scope of its investigation or otherwise by Premier

     Based on the results of the various analyses described above, Professional Bank Services concluded that the consideration to be received by Premier's shareholders under the Merger Agreement is fair and equitable from a financial perspective to the shareholders of Premier.

     Professional Bank Services will receive fees of approximately $15,000 for all services performed in connection with rendering the fairness opinion. In addition, Premier has agreed to indemnify Professional Bank Services and its directors, officers and employees from liability in connection with the transaction, and to hold Professional Bank Services harmless from any losses, actions, claims, damages, expenses or liabilities related to any of Professional Bank Services' acts or decisions made in good faith and in the best interest of Premier.

FIRST SECURITY'S REASONS FOR THE MERGER.

     First Security's management has consistently explored opportunities that would further First Security's goal of building a stronger presence in Georgia. The First Security Board of Directors evaluated the financial, legal and market considerations relating to the merger. In reaching its conclusion that the Merger Agreement is in the best interests of First Security and its shareholders, the Board carefully considered the following material factors:

     (1) the information presented to the directors by the management of First Security concerning the business, operations, earnings, asset quality, and financial condition of Premier;

     (2) the financial terms of the merger, including the relationship of the value of the consideration issuable in the merger to the market value, tangible book value, and earnings per share of Premier common stock;

     (3) the non-financial terms of the merger, including the treatment of the merger as a tax-free exchange of Premier common stock for First Security common stock for federal income tax purposes;

     (4) the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay;

     (5) the opportunity for reducing Premier's noninterest expense and the ability of Premier's operations to contribute to First Security's earnings after the merger;

     (6) the attractiveness of Premier's franchise and the market position in Dalton, the compatibility of that franchise with Dalton Whitfield's operations and Premier's ability to contribute to First Security's business strategy;

     (7) the compatibility of Premier's community bank orientation to that of First Security and Dalton Whitfield; and

     (8)     the opportunity to leverage Dalton Whitfield's infrastructure.

     While each member of the First Security Board of Directors individually considered the foregoing and other factors, the Board of Directors did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The Board collectively made its determination with respect to the merger based on the unanimous conclusion reached by its members, in light of the factors that each of them considered as appropriate, that the merger is in the best interests of the First Security shareholders.

     The terms of the merger, including the exchange ratio, were the result of arms-length negotiations between representatives of First Security and representatives of Premier. Based upon its consideration of the foregoing factors, the First Security Board of Directors approved the Merger Agreement and the merger as being in the best interests of First Security and its shareholders. THE FIRST SECURITY BOARD OF DIRECTORS RECOMMENDS THAT FIRST SECURITY SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.
                           ---

EFFECTIVE TIME OF THE MERGER

     Subject to the conditions to the obligations of the parties to effect the merger, the effective time of the merger will occur on the date and at the time that the Department of Banking and Finance and the Secretary of State of the State of Georgia declare the certificate of merger effective. Unless the parties otherwise agree in writing, and subject to the conditions to the obligations of the parties to effect the merger, the parties will use their reasonable efforts to cause the effective time of the merger to occur on or before the tenth business day following the last to occur of (1) the effective time (including expiration of any applicable waiting period) of the last required consent of any regulatory authority having authority over and approving or exempting the merger or (2) the date on which the shareholders of Premier approve the Merger Agreement.

     First Security and Premier cannot assure you that they can obtain the necessary shareholder and regulatory approvals or that they can or will satisfy other conditions to the merger. Premier and First Security anticipate that they will satisfy all conditions to consummation of the merger so that the merger can be completed on or before February 28, 2003. However, delays in the consummation of the merger could occur.

     The Board of Directors of either Premier or First Security generally may terminate the Merger Agreement if the merger is not consummated by June 30, 2003, unless the failure to consummate by that date is the result of a breach of the Merger Agreement by the party seeking termination. See "-Conditions to Consummation of the Merger" and "- Waiver, Amendment, and Termination."

DISTRIBUTION OF FIRST SECURITY STOCK CERTIFICATES

     Promptly after the effective time of the merger, First Security's transfer agent will send a form and instructions for exchanging Premier Stock certificates for certificates representing shares of First Security common stock to each holder of record of a Premier certificate or certificates which, immediately prior to the effective time of the merger, represented outstanding shares of Premier common stock.

YOU SHOULD NOT SEND IN YOUR PREMIER CERTIFICATES UNTIL YOU RECEIVE THE APPROPRIATE TRANSMITTAL MATERIALS AND INSTRUCTIONS.

     As the transfer agent receives the Premier certificates and properly completed forms from a Premier shareholder, the transfer agent will issue and mail to that shareholder a certificate or certificates representing the number of shares of First Security common stock to which such holder is entitled. The transfer agent will also send Premier shareholders checks for the amount to be paid in lieu of any fractional shares (without interest).

     After the effective time of the merger, to the extent permitted by law, holders of Premier common stock of record as of the effective time of the merger will be entitled to vote at any meeting of First Security shareholders the number of whole shares of First Security common stock into which their shares of Premier common stock have been converted, regardless of whether such shareholders have surrendered their Premier certificates. If First Security declares a dividend or other distribution on First Security common stock (which is not now expected), the declaration will include dividends or other distributions on all shares issuable pursuant to the Merger Agreement. However, First Security will not pay any dividend or other distribution payable after the effective time of the merger with respect to First Security common stock to the holder of any unsurrendered Premier certificate until the holder duly surrenders such Premier certificate. Upon surrender of such Premier certificate, however, both the First Security certificate, together with any undelivered dividends or other distributions (without interest) and any undelivered cash payments to be paid in lieu of fractional shares (without interest), will be delivered and paid with respect to each share represented by such Premier certificate. In no event will the holder of any surrendered Premier certificate be entitled to receive interest on any cash to be issued to such holder.

     After the effective time of the merger, no transfers of shares of Premier common stock on Premier's stock transfer books will be recognized. If Premier certificates are presented for transfer after the effective time of the merger, they will be canceled and exchanged for shares of First Security common stock or cash, as applicable, and a check for the amount due in lieu of fractional shares, if any.

     After the effective time of the merger, holders of Premier certificates will have no rights with respect to the shares of Premier common stock other than the right to surrender such Premier certificates and receive in exchange any cash or shares of First Security common stock to which such holders are entitled. Holders of Premier certificates who have complied with the rules and regulations of the National Bank Act relating to dissenters' rights will have the right to perfect their dissenters' rights after the effective time of the merger.

     If a Premier shareholder wishes to have a First Security certificate issued in a name other than that in which the Premier certificate surrendered for exchange is issued, the surrendered Premier certificate shall be properly endorsed and otherwise in proper form for transfer. The person requesting such exchange must affix any requisite stock transfer tax stamps to the Premier certificates surrendered, provide funds for the purchase of any stock transfer tax stamps, or establish to the exchange agent's satisfaction that such taxes are not payable.

CONDITIONS TO CONSUMMATION OF THE MERGER

     Consummation of the merger is subject to various conditions, including:

     (1) approval of the Merger Agreement by the shareholders of Premier as required by law and the provisions of the governing instruments of Premier;

     (2) receipt of regulatory approvals required for consummation of the merger (see "- Regulatory Approvals");

     (3) receipt of all consents required for consummation of the merger or for the preventing of any default under any contract or permit of the parties to the Merger Agreement;

     (4) the absence of any law or order or any action taken by any court, governmental, or regulatory authority prohibiting, restricting or making illegal the consummation of the merger;

     (5) the registration statement being declared effective and the receipt of all necessary federal and state approvals relating to the issuance or trading of the shares of First Security common stock issuable pursuant to the Merger Agreement;

     (6) receipt of an opinion of Powell, Goldstein, Frazer & Murphy LLP, counsel to First Security, stating that the merger qualifies as a tax-free reorganization, that the exchange of Premier common stock for First Security common stock in the merger will not give rise to a gain or loss for the holders of Premier common stock, except to the extent that they receive cash for fractional shares, and that the merger will not cause Premier or First Security to recognize a gain or loss (see "- Material Federal Income Tax Consequences");

     (7) the accuracy, as of the date of the Merger Agreement and as of the effective time of the merger, of the representations and warranties of the parties as set forth in the Merger Agreement;

     (8) the performance of all agreements and the compliance with all covenants of the parties as set forth in the Merger Agreement;

     (9) the number of shares of Premier common stock held by shareholders who dissent to the merger not exceeding 5% of Premier's outstanding shares;

     (10) Premier not having increased its loan loss reserve for loans outstanding as of the date the parties executed the Merger Agreement;

     (11) Premier having sold the collateral relating to a loan specified in the Merger Agreement or, alternatively, First Security shall be satisfied with the status of that credit; and

     (12) the satisfaction of other specified conditions, including the execution of claims letters by the directors and officers of Premier, the receipt of opinion letters from counsel for First Security and counsel for Premier, and receipt of various certificates from the officers of Premier and First Security.

     We cannot assure you when or whether all of the conditions to the merger can or will be satisfied or waived by the party permitted to do so. If the merger is not completed on or before June 30, 2003, the Merger Agreement may be terminated and the merger abandoned by either Premier or First Security, unless the failure to consummate the merger by that date is the result of a breach of the Merger Agreement by the party seeking termination. See "- Waiver, Amendment, and Termination."

REGULATORY APPROVALS

     The merger may not be consummated in the absence of the receipt of the requisite regulatory approvals. There can be no assurance that such regulatory approvals will be obtained or as to the timing of any such approvals. There also can be no assurance that any such approvals will not impose conditions or be restricted in a manner which in the reasonable judgment of the Board of Directors of First Security or Premier would so materially adversely impact the economic or business benefits of the transactions contemplated by the Merger Agreement that, had such condition or requirement been known, either of First Security or Premier would not, in its reasonable judgment, have entered into the Merger Agreement.

     Premier and First Security are not aware of any material governmental approvals or actions that are required for consummation of the merger, except as described below. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.

     The merger will require the prior approval of the FDIC, pursuant to Section 1828(c) of the Bank Merger Act, as amended. The parties have filed the required application with the FDIC. In evaluating the merger, the FDIC must consider, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The merger may not be consummated until the 30th day (which the FDIC may reduce to 15 days) following the date of FDIC approval, during which time the United States Department of Justice may challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the approval of the agencies, unless a court of competent jurisdiction specifically orders otherwise. There can be no assurance that the approval of the FDIC will be obtained or as to the timing or conditions of any such approval.

     The parties have also filed an application with the Georgia Department of Banking and Finance for approval of the proposed merger. The Georgia Department of Banking and Finance takes into account considerations similar to those applied by the FDIC.

WAIVER, AMENDMENT, AND TERMINATION

     To the extent permitted by applicable law, Premier and First Security may amend the Merger Agreement by written agreement at any time before shareholder approval has been obtained. After the Premier shareholders approve the Merger Agreement, no amendment shall be made to the Merger Agreement that reduces or modifies in any material respect the consideration to be received by Premier shareholders without their further approval.

     Prior to or at the effective time of the merger, either Premier or First Security, or both, acting through their respective chief executive officers or other authorized officers may waive any default in the performance of any term of the Merger Agreement by the other party, may waive or extend the time for the compliance or fulfillment by the other party of any and all of its obligations under the Merger Agreement, and may waive any of the conditions to the obligations of such party under the Merger Agreement, except any condition that, if not satisfied, would result in the violation of any applicable law or governmental regulation. No such waiver will be effective unless written and unless signed by a duly authorized officer of Premier or First Security, as the case may be.

     The Merger Agreement may be terminated and the merger abandoned at any time prior to the effective time of the merger:

     (1)     By the mutual consent of Premier and First Security; or

     (2) By Premier or First Security provided, in most instances, that the terminating party nor its subsidiaries are in breach of applicable provisions of the Merger Agreement:

          - in the event of any material breach of any representation or warranty of the other party contained in the Merger Agreement that cannot be or has not been cured within 30 days after giving written notice to the breaching party of such breach; or

          - in the event of a material breach by the other party of any covenant or agreement contained in the Merger Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or

          - if any approval by any regulatory authority required for consummation of the merger has been denied by final nonappealable action, or if any action taken by such authority is not appealed within the time limit for appeal; or

          -    if the merger is not consummated by June 30, 2003; or

          - if any other conditions to the terminating party's obligations to consummate the merger cannot be satisfied by June 30, 2003; or

          - if a material adverse effect in the financial condition or business of the non-terminating party has occurred or the non-terminating party has suffered loss or damage to its assets which has a material adverse effect on it.

     If the merger is terminated by mutual agreement, the Merger Agreement will become void and have no effect, except that specified provisions of the Merger Agreement, for example, those relating to the obligation to maintain the confidentiality of specified information, will survive. If the merger is terminated because a party has breached its representations, warranties, covenants or agreements or has suffered a material adverse effect in its financial condition or business or has suffered loss or damage to its assets which has a material adverse effect on it, then the breaching party agrees to pay the non-breaching party, as liquidated damages, (1) up to $150,000 to cover the non-breaching party's reasonable out-of-pocket expenses for a nonwillful breach or (2) $500,000 for a willful breach.

DISSENTERS' RIGHTS

     In accordance with Section 214a(b) of the National Bank Act relating to the rights of dissenting shareholders, any holder of Premier common stock who objects to the merger and who fully complies with the provisions of Section 214a will be entitled to demand and receive payment of an appraised amount for all, but not less than all, of his or her shares of Premier common stock if the proposed merger is consummated. The specific language of Section 214a(b) of the National Bank Act is set forth in Appendix B. The statements contained in this document with respect to dissenters' rights are qualified, in their entirety, by reference to Section 214a(b) of the National Bank Act.

     Any shareholder of Premier desiring to receive payment in cash for his or her shares of Premier common stock in accordance with Section 214a:

     (1) must (a) vote against the merger in person or by proxy at the meeting, or (b) must give due notice in writing that he or she dissents to the merger either prior to the meeting to the Secretary of Premier, or at the meeting to Johnny R. Myers, President and Chief Executive Officer of Premier; and
                      ---

     (2) must make a written request for payment of an amount equal to the appraised value of his or her shares of Premier common stock within 30 days after the effective time of the merger; and
                                                       ---

     (3) must surrender his or her Premier common stock certificates at the time the written request is made.

     A VOTE AGAINST THE MERGER AGREEMENT ALONE WILL NOT CONSTITUTE THE SEPARATE WRITTEN REQUEST REFERRED TO IN (2) ABOVE.

     Promptly following the merger, First Security will mail written notice of the effective time to each shareholder who has duly complied in full with step
(1) above to the shareholder's address as it appears in the shareholder records of Premier or at such other address as the shareholder supplies by notice to Premier. Thereafter, the shareholder must comply with steps (2) and (3) above.

     Except for written notices delivered at the meeting to Johnny R. Myers, President and Chief Executive Officer of Premier, any notice or written request required to be given to Premier must be sent or delivered in person to Premier National Bank of Dalton.

     If the required conditions described above are complied with in full, the value of the shares of Premier common stock held by any dissenting shareholder shall be ascertained, as of the effective time of the merger, by an appraisal made by a committee of three persons composed of:

     - one person selected by a majority vote of the holders of Premier common stock who have dissented to the merger by vote or by written notification as previously described; and

     - one person selected by the board of directors of Dalton Whitfield Bank, as the surviving bank; and

     - one person selected by the mutual agreement of the other two committee members.

     The valuation agreed upon by any two of the three appraisers will govern, and Premier will promptly give written notice to each dissenting shareholder of the valuation determined by the committee. If the determined value is not satisfactory to a dissenting shareholder who has requested payment, the shareholder, within five days after being notified of the appraised value of his or her shares, may request that the Comptroller of the Currency reappraise the value of Premier common stock, which reappraisal will be final and binding as to the value of the shares of the dissenting shareholder.

     If, for any reason, within 90 days after the effective time of the merger one or more of the appraisers is not selected as provided in Section 214a of the National Bank Act, or if the appraisers fail to determine the value of the shares, the Comptroller of the Currency will, upon written request of any interested party, cause an appraisal to be made which will be final and binding on all of the parties.

     First Security and Dalton Whitfield Bank will pay for the expenses of the Comptroller of the Currency in making any reappraisal or appraisal, as the case may be, and for payment of the appraised value of the shares held by dissenting shareholders.

     Upon compliance with the above statutory procedures, dissenting shareholders will not have any rights as shareholders of First Security, including, among other things, the right to receive any dividends and the right to vote on matters submitted for shareholder consideration.

     One of the conditions to the Merger Agreement is that the number of shares held by persons who have perfected dissenters' rights shall not exceed 5% of Premier's outstanding shares. If this condition is not satisfied, First Security may terminate the Merger Agreement, and the dissenters' rights described in this section would also terminate. However, we expect few, if any, dissenters.

================================================================================
  FAILURE TO COMPLY WITH THE PROCEDURES PRESCRIBED BY APPLICABLE LAW WILL RESULT
                       IN THE LOSS OF DISSENTERS' RIGHTS.
================================================================================

CONDUCT OF BUSINESS PENDING THE MERGER

     Pursuant to the Merger Agreement, Premier and First Security have agreed that unless the prior written consent of the other party has been obtained, and except as otherwise expressly contemplated in the Merger Agreement, each of Premier and First Security will, and will cause its respective subsidiaries to:

     (1) operate its business only in the usual, regular, and ordinary course;

     (2) preserve intact its business organization and assets and maintain its rights and franchises; and

     (3) take no action which would (a) materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the Merger Agreement without the imposition of a condition or restriction of the type referred to in the Merger Agreement, or (b) materially adversely affect the ability of any party to perform its covenants and agreements under the Merger Agreement.

     In addition, Premier has agreed that, from the date of the Merger Agreement until the earlier of the effective time of the merger or the termination of the Merger Agreement, unless First Security has given prior written consent, Premier will not do any of the following:

     (1) amend its Articles of Association, Bylaws or other governing instruments;

     (2) incur any additional debt obligation or other obligation for borrowed money except in the ordinary course of the business of Premier consistent with past practices or impose, or suffer the imposition, on any asset of Premier of any lien or permit any such lien to exist;

     (3) repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of Premier, or declare or pay any dividend or make any other distribution in respect of Premier's capital;

     (4) except for the Merger Agreement, issue, sell, authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Premier common stock or any other capital stock of any Premier entity, or any other equity right;

     (5) adjust, split, combine or reclassify any capital stock of Premier or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Premier common stock;

     (6) sell, lease, mortgage or otherwise dispose of or otherwise encumber any asset having a book value in excess of $25,000 and any such transaction shall be in the ordinary course of Premier's business;

     (7) enter into or amend any employment contract between Premier and any person that the Premier entity does not have the unconditional right to terminate without liability at any time on or after the effective time of the merger;

     (8) grant any increase in compensation or benefits to the employees or officers of Premier, except in accordance with past practice previously disclosed to First Security by Premier or as required by law; pay any severance or termination pay or any bonus other than pursuant to written policies or written contracts in effect on the date of the Merger Agreement and previously disclosed to First Security by Premier; enter into or amend any severance agreements with officers of Premier; grant any increase in fees or other increases in compensation or other benefits to directors of Premier except in accordance with past practice previously disclosed to First Security by Premier; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits or other equity rights;

     (9) adopt any new employee benefit plan or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of Premier, or make any distributions from such employee benefit plans;

     (10) make any significant change in any tax or accounting methods or systems of internal accounting controls;

     (11) commence any litigation, settle any litigation involving any liability of Premier for material money damages or restrictions upon the operations of any Premier entity; or

     (12) except in the ordinary course of business, enter into, modify, amend or terminate any material contract or waive, release, compromise or assign any material rights or claims.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

     The Merger Agreement provides that Premier will merge with and into Dalton Whitfield Bank. Dalton Whitfield will be the surviving bank from the merger. First Security will remain the holding company for and sole shareholder of Dalton Whitfield.

     The initial directors of Dalton Whitfield, as the surviving bank, will be the same as those of Dalton Whitfield prior to the merger. The initial executive officers of Dalton Whitfield, as the surviving bank, will be the same as those of Dalton Whitfield prior to the merger plus Johnny R. Myers, who is now Premier's Chief Executive Officer and President, and who will become an Executive Vice President of Dalton Whitfield.

     The directors of First Security will continue to serve as its directors after the merger, with the addition of Harold Anders who is currently the Chairman of Premier's Board of Directors.

INTERESTS OF SPECIFIED PERSONS IN THE MERGER

     Specified members of Premier's management and its Board of Directors have interests in the merger in addition to their interests as shareholders of Premier generally. These include, among other things, provisions in the Merger Agreement relating to indemnification of directors and officers and eligibility for First Security employee benefits.

     INDEMNIFICATION AND ADVANCEMENT OF EXPENSES. The Merger Agreement provides that First Security and Dalton Whitfield will indemnify for a period of four years after the effective time each person entitled to indemnification from Premier against all liabilities arising out of actions or omissions occurring at or prior to the effective time of the merger (including the transactions contemplated by the Merger Agreement) to the fullest extent permitted under Georgia law. The Merger Agreement also provides that First Security will provide and keep in force for a period of three years after the effective time directors' and officers' liability insurance providing coverage to directors and officers of Premier for acts or omissions occurring prior to the effective time.

     EMPLOYEE BENEFIT PLANS. The Merger Agreement also provides that, after the effective time of the merger, First Security will provide generally to officers and employees of Premier employee benefits under employee benefit and welfare plans, on terms and conditions which, when taken as a whole are substantially similar to those currently provided by the First Security entities to their similarly situated officers and employees. For purposes of participation, vesting and, except in the case of First Security Achievement plans, benefit accrual under First Security's employee benefit plans, service under employee benefit plans of Premier will be treated as service under any similar employee benefit plans maintained by First Security.

     EMPLOYMENT AGREEMENTS. The Merger Agreement provides that First Security will honor the existing employment agreement between Premier and Johnny R. Myers.

     The agreement has an initial term of three years and automatically renews for successive one-year terms when the initial term expires unless it is terminated.

     If the agreement is terminated by Premier for cause, as defined in the agreement, Mr. Myers will receive only such salary amounts as are due and owed to him through the effective time of the termination. If Mr. Myers terminates the agreement due to material breach by Premier or for good reason, both of which are defined in the agreement, he will receive his current salary for three months from the date of termination and any incentive bonuses that he has earned from Premier for fiscal years before his termination.

     Mr. Myers' employment agreement also provides that he will not participate in any business that provides banking products or services in Whitfield or Murray Counties in Georgia for a period of six months following his termination for any reason, and that he will not solicit Premier's customers or employees for the same period of time.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material anticipated federal income tax consequences of the merger. This summary is based on the federal income tax laws now in effect and as currently interpreted; it does not take into account possible changes in such laws or interpretations, including amendments to applicable statutes or regulations or changes in judicial decisions or administrative rulings, some of which may have retroactive effect. This summary does not purport to address all aspects of the possible federal income tax consequences of the merger and is not intended as tax advice to any person. In particular, and without limiting the foregoing, this summary does not address the federal income tax consequences of the merger to shareholders in light of their particular circumstances or status (for example, as foreign persons, tax-exempt entities, dealers in securities, and insurance companies, among others). Nor does this summary address any consequences of the merger under any state, local, estate, or foreign tax laws. Shareholders, therefore, are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, the application and effect of federal, foreign, state, local, and other tax laws, and the implications of any proposed changes in the tax laws.

     A federal income tax ruling with respect to this transaction will not be requested from the Internal Revenue Service. Instead, Powell, Goldstein, Frazer & Murphy LLP, counsel to First Security, has rendered an opinion to Premier and First Security concerning the material federal income tax consequences of the proposed merger under federal income tax law. It is such firm's opinion that, based upon the assumption the merger is consummated in accordance with the Merger Agreement and upon the representations made by the management of Premier and First Security, the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

     Assuming the merger qualifies as a reorganization pursuant to Section 368(a) of the Internal Revenue Code, the tax consequences to First Security, Premier and Premier shareholders will be as follows:

     (1) No gain or loss will be recognized by either Premier, Dalton Whitfield, or First Security upon consummation of the merger of Premier with and into Dalton Whitfield, except for deferred gain or loss recognized in accordance with the provisions of Treasury Regulations issued under Internal Revenue Code
Section 1502;

     (2) The basis of the assets received by Dalton Whitfield from Premier will equal Premier's basis in such assets immediately prior to the merger, and Dalton Whitfield's holding period with respect to such assets will include the period such assets were held by Premier;

     (3) The shareholders of Premier will recognize no gain or loss upon the exchange of all of their Premier common stock solely for shares of First Security common stock;

     (4) The aggregate tax basis of the First Security common stock received by the Premier shareholders in the merger will, in each instance, be the same as the aggregate tax basis of the Premier common stock surrendered in exchange therefor, less the basis of any fractional share of First Security common stock settled by cash payment;

     (5) The holding period of the First Security common stock received by the Premier shareholders will, in each instance, include the period during which the Premier common stock surrendered in exchange therefor was held, provided that the Premier common stock was held as a capital asset on the date of the exchange;

     (6) The payment of cash to Premier shareholders in lieu of fractional share interests of First Security common stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by First Security. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed. Generally, any gain or loss recognized upon such exchange will be capital gain or loss, provided the fractional share would constitute a capital asset in the hands of the exchanging shareholder; and

     (7) Where solely cash is received by a Premier shareholder pursuant to the exercise of dissenters' rights, the former Premier shareholder will be subject to federal income tax as a result of such transaction. The cash will be treated as having been received in redemption of such holder's Premier common stock and subject to taxation in accordance provisions and limitations of
Section 302 of the Internal Revenue Code.

     Tax consequences to dealers in Premier common stock, non-United States holders of Premier common stock or others who have a special tax status (including, without limitation, financial institutions, insurance companies and tax-exempt entities) or to persons who received their shares through the exercise of employee stock options or otherwise as compensation may be different and such persons should consult their tax advisors as to the tax consequences of a sale or exchange of Premier common stock.

     Each Premier shareholder who receives First Security common stock in the merger will be required to attach a statement to such shareholder's federal income tax return for the year of the merger that describes the facts of the merger, including the shareholder's basis in the Premier common stock exchanged, and the number of shares of First Security common stock received in exchange for Premier common stock. Each shareholder should also keep as part of such shareholder's permanent records information necessary to establish such shareholder's basis in, and holding period for, the First Security common stock received in the merger.

     If the merger fails to qualify as a tax-free reorganization for any reason, the principal federal income tax consequences, under currently applicable law, would be as follows: (1) gain or loss would be recognized by Premier as a result of the merger; (2) gain or loss would be recognized by all holders of Premier common stock upon the exchange of such shares in the merger for shares of First Security common stock, and the amount of such gain or loss will be equal to the difference between (i) the sum of any cash and the fair market value of any First Security common stock received in the merger, and (ii) such holder's basis in the Premier shares surrendered in the merger; (3) the tax basis of the First Security common stock to be received by the holders of Premier common stock in the merger would be the fair market value of such shares of First Security common stock at the effective time of the merger; and (4) the holding period of such shares of First Security common stock to be received by Premier shareholders pursuant to the merger would begin the day after the effective time of the merger.

     CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON YOUR PARTICULAR CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO YOU (INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX
LAWS).

ACCOUNTING TREATMENT

     First Security and Premier anticipate that the merger will be accounted for as a purchase. This means that for accounting and financial reporting purposes, the assets and liabilities of Premier as of the effective time of the merger will be recorded at their respective fair values and added to those of Dalton Whitfield. First Security's financial statements issued after the merger would reflect such values and would not be restated retroactively to reflect Premier's historical financial position or results of operations.

EXPENSES AND FEES

     The Merger Agreement provides that each of the parties will bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated by the Merger Agreement, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that First Security and Premier will each pay one-half of the printing and mailing fees for this Proxy Statement/Prospectus.

RESALES OF FIRST SECURITY COMMON STOCK

     The issuance of First Security common stock to shareholders of Premier in connection with the merger will be registered under the Securities Act. All shares of First Security common stock received by holders of Premier common stock will, upon consummation of the merger, be freely transferable by those shareholders of Premier and First Security not deemed to be "affiliates" of Premier or First Security. "Affiliates" generally are defined as persons or entities who control, are controlled by, or are under common control with Premier or First Security (generally, directors, executive officers and 10% shareholders).

     Affiliates would be permitted to resell First Security common stock received in the merger pursuant to an effective registration statement under the Securities Act or an available exemption from the Securities Act registration requirements. This Proxy Statement/Prospectus does not cover any resales of First Security common stock received by persons who may be deemed to be affiliates of Premier or First Security. Exemptions that may be available to such affiliates are contained in Rules 144 and 145 under the Securities Act. Rules 144 and 145 restrict the sale of First Security common stock received in the merger by affiliates and certain of their family members and related interests. Generally speaking, during the one-year period following the effective time of the merger, affiliates of Premier or First Security may publicly resell the First Security common stock received by them in the merger within certain limitations as to the amount of First Security common stock sold in any three-month period and as to the manner of sale. After this one-year period, affiliates of Premier who are not affiliates of First Security may resell their shares without restriction. The ability of affiliates to resell shares of First Security common stock received in the merger will be subject to First Security's satisfying its Securities Exchange Act reporting requirements for specified periods prior to the time of sale. The stock certificates representing First Security common stock issued to affiliates in the merger may bear a legend summarizing the foregoing restrictions. Affiliates will receive additional information regarding their ability to resell First Security common stock received in the merger.

                 EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS

     At the effective time of the merger, Premier shareholders who receive shares of First Security common stock will become shareholders of First Security, and their rights as shareholders will be determined by First Security's Articles of Incorporation and Bylaws. The following is a comparison of the rights of shareholders of First Security and Premier. The following discussion is necessarily general; it is not intended to be a complete statement of all of the rights of shareholders of their respective entities, and it is qualified in its entirety by reference to the Tennessee Business Corporation Act and First Security's Articles of Incorporation and Bylaws.

                    FIRST SECURITY                                     PREMIER
-  One vote for each share held                      -  One vote for each share held
-  No cumulative voting rights in the election of    -  Cumulative voting rights in the election
   directors, meaning that the holders of a             of directors, which could permit a
   plurality of the shares elect the entire board of    minority of shareholders to elect one or
   directors                                            more directors
-  Dividends may be paid from funds legally          -  Dividends may be paid from funds
   available, subject to contractual and regulatory     legally available, subject to contractual
   restrictions                                         and regulatory restrictions
-  Right to participate pro rata in distribution of  -  Right to participate pro rata in
   assets upon liquidation                              distribution of assets upon liquidation
-  No pre-emptive or other rights to subscribe for   -  Pre-emptive rights to subscribe for
   any additional shares or securities                  additional shares of common stock
-  No conversion rights                              -  No conversion rights
-  Directors serve one-year terms                    -  Directors serve one-year terms
                                                     -  Some corporate actions, including
-  Some corporate actions, including business           business combinations, require the
   combinations, require the affirmative action of      affirmative action of a majority of two-
   a majority of the votes entitled to be cast by all   thirds of the votes entitled to be cast by
   shareholders                                         all shareholders
-  No preferred stock is authorized                  -  No preferred stock is authorized

AUTHORIZED CAPITAL STOCK

     FIRST SECURITY. First Security's Articles of Incorporation authorize the issuance of an aggregate of 20,000,000 shares of common stock, $.01 par value, of which 7,579,104 shares were issued and outstanding as November 30, 2002.

     Holders of First Security common stock have unlimited voting rights and are entitled to one vote per share for all purposes. They are entitled to such dividends, if any, as may be declared by the Board of Directors in compliance with the provisions of the Tennessee Business Corporation Act and the regulations of the appropriate regulatory authorities and to receive the net assets of the corporation upon dissolution. Holders of First Security common stock do not have any preemptive rights with respect to acquiring additional shares of First Security common stock, and the shares are not subject to any conversion, redemption or sinking fund provisions. The outstanding shares of First Security common stock are, and the shares to be issued in connection with the merger will be, when issued, fully paid and nonassessable. Holders of First Security common stock do not have cumulative voting rights in the election of directors.

     First Security's Board of Directors may authorize the issuance of authorized but unissued shares of First Security common stock without shareholder approval, unless such approval is required in a particular case by applicable laws or regulations.

     The authority to issue additional shares of First Security common stock provides First Security with the flexibility necessary to meet its future needs without the delay resulting from seeking shareholder approval. The authorized but unissued shares of First Security common stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of First Security. In addition, the sale of a substantial number of shares of First Security common stock to persons who have an understanding with First Security concerning the voting of such shares, or the distribution or declaration of a common stock dividend to First Security shareholders may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of First Security.

     PREMIER. Premier's authorized common stock consists of 10,000,000 shares of Premier common stock, $1.25 par value, of which 2,702,880 shares were issued and outstanding as of the record date. Generally, holders of Premier common stock have the same rights and privileges with respect to Premier as the holders of First Security common stock have with respect to First Security, except that
(i) holders of Premier common stock have cumulative voting rights in elections of directors; and (ii) holders of Premier common stock have pre-emptive rights with respect to the issuance by Premier of additional shares of common stock. Cumulative voting means, in an election of directors, each shareholder shall have the right to cast as many votes in the aggregate as he or she shall be entitled to vote multiplied by the number of votes to be elected at the meeting, and the shareholder may vote the whole number of votes for a single candidate or distribute the votes among two or more candidates.

REMOVAL OF DIRECTORS

     FIRST SECURITY. First Security's Articles of Incorporation and Bylaws provide that any director may be removed only for cause and upon the affirmative vote of the holders of a majority of the outstanding shares of First Security entitled to vote.

     PREMIER. Premier's Articles of Association provide that a director may be removed by shareholders if he or she fails to fulfill one of the affirmative requirements for qualification as a director set forth in the Articles of Association, or for cause, provided that a director may not be removed by the shareholders if a number of votes sufficient to elect him or her under cumulative voting is voted against his or her removal.

VOTE REQUIRED FOR SHAREHOLDER APPROVAL

     FIRST SECURITY. The Tennessee Business Corporation Act requires that unless a greater vote is required elsewhere under the Tennessee Business Corporation Act or under the corporation's Articles of Incorporation or Bylaws, more votes must be cast in favor of a proposal than against it in order to approve a proposal. However, the Tennessee Business Corporation Act requires the vote of a majority of the votes entitled to be cast in order to approve certain mergers or dispositions of assets.

     First Security's Bylaws state that the affirmative vote of a majority of the shares of First Security common stock represented at the meeting and entitled to vote on the subject matter will represent the act of the shareholders, except as otherwise provided by law or First Security's Articles of Incorporation or Bylaws.

     PREMIER. Premier's Articles of Association provide that, unless otherwise specified in the Articles of Association or required by law, all matters which require shareholder action, including amendments to the Articles of Association, must be approved by shareholders owning a majority interest in the outstanding common stock.

SPECIAL MEETINGS OF SHAREHOLDERS

     FIRST SECURITY. First Security bylaws state that special meetings of the shareholders may be called only by (1) the Chairman of the Board of First Security, (2) the President of First Security or (3) the Secretary of First Security at the written request of a majority of the Board of Directors of First Security. Notice must be given in writing not less than ten (10) nor more than two (2) months before the date of the meeting and must state the purpose for which the meeting is called.

     PREMIER. Premier's Bylaws state that special meetings of the shareholders may be called at any time by the Board of Directors, or upon the request of any one or more shareholders owning an aggregate of not less than 25% of the outstanding capital stock. Notice must be given in writing not less than 10 nor more than 60 days before the date of the meeting and must state the purpose for which the meeting is called.

DIRECTORS

     FIRST SECURITY. First Security's Articles of Incorporation and Bylaws provide for a board of directors having not less than one nor more than 15 members as determined from time to time by vote of a majority of the members of the Board of Directors or by resolution of a majority of the Board of Directors. Currently, the Board of Directors consists of 10 directors. Directors serve one-year terms and are elected at the annual meeting of shareholders.

     PREMIER. Premier's Articles of Association provide that Premier shall be managed by a Board of Directors of not less than five directors nor more than twenty-five directors, with the exact number of directors to be fixed by a resolution of the full Board of Directors or the shareholders. Premier's Board of Directors presently consists of ten members. Directors serve one-year terms and are elected at the annual meeting of shareholders.

     Pursuant to Premier's Articles of Association each director is required to own common stock with an aggregate par value of not less than $1,000, or common or preferred stock of a bank holding company owning Premier with an aggregate par, fair market or equity value of not less than $1,000, as of either (i) the date of purchase, (ii) the date that person became a director of Premier, or
(iii) the date of that person's most recent election to the Board of Directors, whichever is greater. In determining whether or not a director satisfies the qualification requirements, any combination of common and preferred stock may be used.

     Premier's Articles of Association provide for cumulative voting in the elections of directors. As such, each shareholder has the right to cast as many votes in the aggregate as he or she shall be entitled to vote multiplied by the number of directors to be elected at the meeting, and the shareholder may vote the whole number of shares for a single candidate or distribute the votes among two or more candidates.

EXCULPATION AND INDEMNIFICATION

     FIRST SECURITY. The Tennessee Business Corporation Act provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith, (ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation's best interest, (iii) in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation, and (iv) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the Tennessee Business Corporation Act provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the Tennessee Business Corporation Act mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The Tennessee Business Corporation Act also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the Tennessee Business Corporation Act provides that a court of competent jurisdiction, upon application, may order than an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (i) such officer or director was adjudged liable to the corporation in a proceeding by or in right of the corporation, (ii) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (iii) such officer or director breached his duty of care to the corporation.

     First Security's Articles of Incorporation and Bylaws provide that no director shall be personally liable to First Security or its shareholders for monetary damages for breach of any fiduciary duty as a director except for liability for (i) any breach of the director's duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the types of liability set forth in Section 14-18-304 of the Tennessee Business Corporation Act, which provides that directors who vote for unlawful distributions of corporate funds will be held personally liable to the corporation for the amount of any such distribution, or
(iv) for any act or omission occurring before the effective date of the Articles of Incorporation.

     PREMIER. As a national bank located in Georgia, Premier may look to the Georgia Business Corporation Code for provisions regarding indemnification of its directors and officers in addition to those afforded by federal law. The Georgia Business Corporation Code and Premier's Bylaws provide that it may indemnify any of its directors and officers against liability incurred in connection with a proceeding if such individual conducted himself or herself in good faith and such individual reasonably believed that (i) in the case of conduct in his or her official capacity, that such conduct was in the best interest of Premier; (ii) in all other cases, that such conduct was at least not opposed to the best interest of Premier, and (iii) in the case of any criminal proceeding, that such individual had no reasonable cause to believe such conduct was unlawful. However, Premier may not indemnify a director or officer for any liability incurred in a proceeding in which the director or officer is adjudged liable to Premier or is subjected to injunctive relief in favor of Premier: (a) for any appropriation, in violation of the director's duties, of any business opportunity of Premier; (b) for acts or omissions which involve intentional misconduct or knowing violations of law; (c) for any type of liability for unlawful distributions under applicable law; or (d) for any transaction for which he or she received an improper personal benefit.

     In addition, in no case shall a director be indemnified in respect of any civil money penalty or judgment resulting from any proceeding instituted by any federal banking agency, or liability or expense with regard to any proceeding instituted by any federal banking agency which results in a final order under which such person is (i) assessed a civil money penalty; (ii) removed or prohibited from participating in the conduct of the affairs of Premier, or (iii) is required to cease and desist from or take any affirmative action to correct any conditions resulting from any violation or practice of certain federal banking laws.

MERGERS, SHARE EXCHANGES AND SALES OF ASSETS

     FIRST SECURITY. The Tennessee Business Corporation Act generally requires that any merger, share exchange or sale of all or substantially all the assets of a corporation other than in the ordinary course of business must be approved by the affirmative vote of the majority of the issued and outstanding shares of each voting group entitled to vote. Approval of a merger by the shareholders of the surviving corporation is not required in certain instances, however, including (as in the case of the merger with Premier) a merger in which the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, does not exceed by more than 20% the number of voting shares outstanding immediately before the merger.

     PREMIER. The National Bank Act generally requires that any merger, share exchange or sale of all or substantially all the assets of a corporation other than in the ordinary course of business requires the adoption of a plan of merger or share exchange by the Board of Directors of Premier and approved by the affirmative vote of the holders of two-thirds of the issued and outstanding shares of each voting group of Premier entitled to vote. Approval of a merger by the shareholders of the surviving corporation is not required by the National Bank Act.

ANTI-TAKEOVER STATUTES

     FIRST SECURITY. Tennessee's Business Combination Act provides that an interested shareholder (defined as a person owning, either directly or indirectly, 10% or more of the voting securities in a Tennessee corporation) cannot engage in a business combination with that corporation unless the transaction takes place at least five years after the interested shareholder first becomes an interested shareholder, and unless either the transaction (a) is approved by at least two-thirds of the shares of the corporation not beneficially owned by an interested shareholder or (b) satisfies certain fairness conditions specified in the Tennessee Business Combination Act relating to the price to be paid to the non-interested shareholders in such transactions.

     These provisions apply to Tennessee corporations unless one of two events occurs. A business combination with an entity can proceed without the five-year moratorium if the business combination or transaction resulting in the shareholder becoming an interested shareholder is approved by the target corporation's board of directors before that entity becomes an interested shareholder. Alternatively, the corporation may enact an amendment to its articles of incorporation or bylaws to remove itself entirely from the Tennessee Business Combination Act. This amendment must be approved by a majority of the shareholders who have held shares for more than one year prior to the vote and may not take effect for at least two years after the vote. First Security has not adopted such a provision in its Articles of Incorporation or Bylaws.

     The Tennessee Control Share Acquisition Act takes away the voting rights of a purchaser's shares any time an acquisition of shares in a Tennessee corporation brings the purchaser's voting power to 20%, 33-1/3%, or more than 50% of all voting power in such corporation. The purchaser's voting rights can be maintained or re-established only by a majority vote of all the shares entitled to vote generally with respect to the election of directors other than those shares owned by the acquirer and the officers and inside directors of the corporation.

     The Tennessee Control Share Acquisition Act applies only to a corporation that has adopted a provision in its articles of incorporation or bylaws declaring that the Tennessee Control Share Acquisition Act will apply. First Security has not adopted such a provision, and therefore the Tennessee Control Share Acquisition Act does not apply.

     The Tennessee Investor Protection Act provides that no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within the preceding year, may make a takeover offer for a class of equity securities of the offeree company unless the offeror, before making such purchase, has made public announcement of the offeror's intention to change or influence the management or control of the offeree company, has made an effective disclosure of such intention to the person(s) from whom the offeror intends to acquire such securities, and has filed a statement with the offeree company and the Tennessee Securities Commission signifying such intentions.

     PREMIER. Neither the National Bank Act nor Premier's Articles of Association contain provisions similar to the Tennessee Business Combination Act, the Tennessee Control Share Acquisition Act, or the Tennessee Investor Protection Act.

AMENDMENTS TO ARTICLES OF INCORPORATION AND BYLAWS

     FIRST SECURITY. First Security's Articles of Incorporation provide that the Articles of Incorporation can be amended in accordance with the Tennessee Business Corporation Act. For any amendment that requires shareholder approval, the Tennessee Business Corporation Act provides that the amendment is approved if (1) more votes are cast for the amendment than against the amendment if a quorum of shareholders is present at a shareholder meeting or (2) the board of directors obtains written consent of shareholders who own a majority of the corporation's voting stock. First Security's Bylaws state that the Board of Directors may amend any provision of the Bylaws upon majority vote of the Board of Directors. First Security's shareholders may not amend the Bylaws except upon affirmative vote at a meeting of shareholders of a majority of the outstanding shares of voting stock.

     PREMIER. Premier's Articles of Association provide that the Articles may be amended by the shareholders of Premier at any annual or special meeting of shareholders by the affirmative vote of the holders of a majority of the outstanding shares of common stock. The Premier Bylaws may be amended, altered or repealed at any regular meeting of the Board of Directors, by a majority vote of the total number of directors, unless the shareholders have adopted, amended or repealed a particular bylaw provision and, in doing so, expressly reserved to the shareholders the right of amendment or repeal thereof.

                     COMPARATIVE MARKET PRICES AND DIVIDENDS

MARKET PRICES

     There is no established trading market for the common stock of either First Security or Premier. On October 17, 2002, the last day prior to the public announcement of First Security's proposed acquisition of Premier, the last sale price per share of First Security common stock known to First Security was $10.00 and the resulting equivalent pro forma price per share of Premier common stock (based on the 0.425 stock exchange ratio) was $4.25. On October 17, 2002, the last sale price per share of Premier Common Stock known to Premier was $3.75. First Security originally planned to acquire Premier pursuant to a share exchange agreement dated October 17, 2002. Subsequently, on November 19, 2002, First Security, Dalton Whitfield and Premier decided to merge Premier into Dalton Whitfield pursuant to the Merger Agreement. As a result, First Security and Premier terminated their share exchange agreement.

     On ______________, 2002, the latest practicable date prior to the mailing of this Proxy Statement/Prospectus, the last sale price per share of First Security common stock known to First Security was $10.00 and the resulting equivalent pro forma price per share of Premier common stock was $4.25. On ______, 2002, the last sale price per share of Premier Common Stock known to Premier was $_____. The equivalent pro forma per share price of a share of Premier common stock at each specified date represents the last sale price of a share of First Security common stock on such date multiplied by the stock exchange ratio.

     The market price of First Security common stock at the effective time of the merger may be higher or lower than the market price at the time the merger proposal was announced, at the time the Merger Agreement was executed, at the time of mailing of this Proxy Statement/Prospectus, or at the times of the Premier shareholders' meeting. Premier shareholders who receive First Security common stock in the merger are not assured of receiving any specific market value of First Security common stock on the effective time of the merger, and such value may be substantially more or less than the current value of First Security common stock.

SHAREHOLDERS OF RECORD

     As of the record date, there were _____ holders of record of Premier common stock.

DIVIDEND POLICY

     FIRST SECURITY. First Security is a legal entity separate and distinct from its subsidiaries and its revenues depend in significant part on the payment of dividends from its subsidiary banks, including Dalton Whitfield. Each of First Security's subsidiary banks is subject to legal restrictions on the amount of dividends it is permitted to pay. As of November 30, 2002, First Security's subsidiary banks could pay approximately $2.25 million in dividends to First Security without regulatory approval. The holders of First Security common stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. First Security has never paid cash dividends and does not anticipate paying cash dividends after the merger for the foreseeable future. Instead, First Security intends to retain future earnings, if any, to support the development and growth of its business.

     PREMIER. Premier is also subject to legal restrictions on the amount of dividends it is permitted to pay. The Comptroller of the Currency currently imposes limitations upon capital distributions by national banks, including cash dividends. Premier must file an application for approval of a cash dividend if either:

     (i) the total capital distributions for the applicable calendar year exceed the sum of Premier's net income for that year to date plus its retained net income for the preceding two years; or

     (ii) Premier would not be at least adequately capitalized following the dividend.

     In the event the Comptroller of the Currency notified Premier that it was in need of more than normal supervision, Premier's ability to make capital distributions could be restricted. In addition, the Comptroller of the Currency could prohibit a proposed capital distribution, which would otherwise be permitted by the regulation, if the Comptroller of the Currency determines that the distribution would constitute an unsafe or unsound practice. If Premier is not required to file an application, Premier must still file a notice with the Comptroller of the Currency at least 30 days before the board of directors declares a dividend or approves a capital distribution.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     We are providing the following unaudited pro forma condensed consolidated financial statements to aid you in your analysis of the financial aspects of the proposed merger. The unaudited pro forma condensed balance sheet gives effect to the proposed purchase transaction as if it occurred on September 30, 2002. The unaudited pro forma condensed consolidated statements of income for the nine months ended September 30, 2002 and the year ended December 31, 2001 give effect to the merger of First Security and Premier, as if the purchase transaction occurred January 1, 2001. The statements include pro forma adjustments as described in the notes accompanying the financial statements.

     We derived this information from the unaudited consolidated financial statements from the nine months ended September 30, 2002 and the audited consolidated financial statements for the year ended December 31, 2001 of First Security and Premier. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the unaudited and audited historical consolidated financial statements and related notes of First Security and Premier which are incorporated by reference into and accompanying this Proxy Statement/Prospectus.

     The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and does not purport to be indicative of the operating results or financial position that would have actually occurred if the consolidation had been in effect on the dates indicated, nor is it indicative of the future operating results or financial position of the consolidated Company. The pro forma adjustments are based on the information and assumptions available at the time of the printing of this Proxy Statement/Prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2002


                                           FIRST                DEBITS /     DEBITS /     DEBITS /     DEBITS /     PRO FORMA
                                         SECURITY    PREMIER   CREDITS(1)   CREDITS(2)   CREDITS(3)   CREDITS(4)   CONSOLIDATED
                                         ---------  ---------  -----------  -----------  -----------  -----------  -------------
                                                                 (in thousands, except per share data)
ASSETS
Cash and balances due from depository
   institutions                          $  23,177  $   4,393  $        -   $         -  $         -  $        -   $      27,570
Securities:
   Available-for-sale securities            55,195      7,793                                                             62,988
Federal funds sold                          35,420      2,645                                                             38,065
Loans:
   Loans, net of unearned income           332,548     64,805                                                            397,353
   LESS: Allowance for loan losses           4,637        822                                                              5,459
   Loans, net of unearned inc and
      allowance for losses                 327,911     63,983                                                            391,894
Premises and fixed assets (4)               12,183      4,054                                                             16,237
Other real estate owned                          -        776                                                                776
Intangible assets (3)                        8,438                                4,588                     (131)         12,895
Other assets                                 5,657      1,265                                                              6,922
                                         ---------  ---------  -----------  -----------  -----------  -----------  -------------
TOTAL ASSETS                             $ 467,981  $  84,909  $        -   $     4,588  $         -  $     (131)  $     557,347
                                         =========  =========  ===========  ===========  ===========  ===========  =============

LIABILITIES AND EQUITY CAPITAL
Deposits:
      Noninterest-bearing                $  63,321  $  11,699  $        -   $         -  $         -  $        -   $      75,020
      Interest-bearing                     312,411     62,081     374,492
Federal funds purchased and securities
   sold
under agreements to repurchase              14,962          -                                                             14,962
Other borrowed money                         6,170      3,000                                                              9,170
Other liabilities                            3,573      1,149                                                (50)          4,672
Equity Capital
   Common stock                                 76      3,379          11                                                     87
   Surplus                                  65,723      3,350      11,476         4,588          170                      77,199
   Retained Earnings                         1,165        170                                   (170)                      1,165
   Accumulated other comprehensive
      income                                   580         81                                                (81)            580
                                         ---------  ---------  -----------  -----------  -----------  -----------  -------------
   TOTAL EQUITY CAPITAL                     67,544      6,980      11,487         4,588            -         (81)         79,031
                                         ---------  ---------  -----------  -----------  -----------  -----------  -------------
TOTAL LIABILITIES AND EQUITY CAPITAL     $ 467,981  $  84,909  $   11,487   $     4,588  $         -  $     (131)  $     557,347
                                         =========  =========  ===========  ===========  ===========  ===========  =============

1 Proposed Acquisition funded with 1,148,724 shares of First Security common stock at $10 per share
2 Purchase price exceeds tangible equity of Premier by $4,588 (i.e., $11,487 less $6,899).
     Goodwill/intangible assets and surplus increase $4,588
     Premier's retained earnings are moved to surplus.
     Premier's accumulated comprehensive income and related deferred income tax will decrease goodwill, since the unrealized gains on investments shall be realized at closing.
3 First Security adopted FAS 141 and FAS 142 regarding Business Combinations, Goodwill & Intangible Assets; and, thus, will identify any core deposit intangible asset, as well as any other intangible assets and goodwill.
     Identifiable intangible assets will be amortized over their useful lives. Goodwill will be measured periodically for impairment and, if necessary, written-down accordingly.
4 First Security believes that the book value of the depreciable fixed assets approximates their market values;
     therefore, we do not anticipate a change in the depreciable fixed asset values as a result of purchase accounting.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002


                                        FIRST                DEBITS /
                                      SECURITY    PREMIER   CREDITS(1)   PRO FORMA CONSOLIDATED
                                      ---------  ---------  -----------  -----------------------
                                               (In thousands, except per share data)
Interest income                       $  18,564  $   4,132  $         -  $                22,696
Interest expense                          6,206      1,748            -                    7,954
                                      ---------  ---------  -----------  -----------------------
Net interest income                      12,358      2,384            -                   14,742
Provision for loan losses                   810        242            -                    1,052
                                      ---------  ---------  -----------  -----------------------
Net interest income after provision      11,548      2,142            -                   13,690
Noninterest income                        2,658        437            -                    3,095
Noninterest expense (2,3)                10,566      2,120            -                   12,686
                                      ---------  ---------  -----------  -----------------------
Pretax income (loss)                      3,640        459            -                    4,099
Income tax expense (benefit)              1,412        156            -                    1,568
                                      ---------  ---------  -----------  -----------------------
Net income (loss)                     $   2,228  $     303  $         -  $                 2,531
                                      =========  =========  ===========  =======================

PER COMMON SHARE:
Basic earnings (loss)                 $    0.36  $    0.11  $         -  $                  0.35
Diluted earnings (loss)               $    0.36  $    0.11  $         -  $                  0.34

AVERAGE:
Shares outstanding - basic                6,187      2,703        1,149                    7,336
Shares outstanding - diluted              6,269      2,703        1,149                    7,418

1 Proposed merger funded with 1,148,724 shares of First Security common stock at $10 per share
2 First Security adopted FAS 141 and FAS 142 regarding Business Combinations, Goodwill &
Intangible Assets; and, thus,
     will identify any core deposit intangible asset, as well as any other intangible assets and goodwill.
     Identifiable intangible assets will be amortized over their useful lives. Goodwill shall be measured periodically
     for impairment and, if necessary, written-down accordingly.
3 First Security believes that the book value of the depreciable fixed assets approximates their market values;
     therefore, we do not anticipate a change in the depreciation expense as a result of purchase accounting.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

                                        FIRST                 DEBITS /
                                      SECURITY    PREMIER    CREDITS(1)    PRO FORMA CONSOLIDATED
                                      ---------  ----------  -----------  ------------------------
                                                 (In thousands, except per share data)
Interest income                       $  20,793  $   5,696   $         -  $                26,489
Interest expense                          9,783      2,972             -                   12,755
                                      ---------  ----------  -----------  ------------------------
Net interest income                      11,010      2,724             -                   13,734
Provision for loan losses                 2,496        468             -                    2,964
                                      ---------  ----------  -----------  ------------------------
Net interest income after provision       8,514      2,256             -                   10,770
Noninterest income                        2,743        524             -                    3,267
Noninterest expense (2,3)                11,004      3,086             -                   14,090
                                      ---------  ----------  -----------  ------------------------
Pretax income (loss)                        253       (306)            -                      (53)
Income tax expense (benefit)                235       (104)            -                      131
                                      ---------  ----------  -----------  ------------------------
Net income (loss)                     $      18  $    (202)  $         -  $                  (184)
                                      =========  ==========  ===========  ========================

PER COMMON SHARE:
Basic earnings (loss)                 $    0.00  $   (0.07)  $         -  $                 (0.03)
Diluted earnings (loss)               $    0.00  $   (0.07)  $         -  $                 (0.03)

AVERAGE:
Shares outstanding - basic                4,354      2,703         1,149                    5,503
Shares outstanding - diluted              4,429      2,703         1,149                    5,578

1 Proposed Acquisition funded with 1,148,724 shares of First Security common stock at $10 per share
2 First Security adopted FAS 141 and FAS 142 regarding Business Combinations, Goodwill &
  Intangible Assets; and, thus,
     will identify any core deposit intangible asset, as well as any other intangible assets and goodwill.
     Identifiable intangible assets will be amortized over their useful lives. Goodwill will be measured periodically
     for impairment and, if necessary, written-down accordingly.
3 First Security believes that the book value of the depreciable fixed assets approximates their market values;
     therefore, we do not anticipate a change in the depreciation expense as a result of purchase accounting.

                          DESCRIPTION OF FIRST SECURITY

BUSINESS

     The disclosures made in this document, together with the following information which is specifically incorporated by reference into this document, describe the business of First Security:

     (1) First Security's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

     (2) First Security's Quarterly Report on Form 10-Q for the quarter ended March 30, 2002.

     (3) First Security's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

     (4) First Security's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

     (5) First Security's Current Reports on Form 8-K dated March 26, April 3, May 10, May 28, June 6, August 16, November 4, and November 27, 2002.

MANAGEMENT AND ADDITIONAL INFORMATION

     Information relating to executive compensation, various benefit plans, voting securities and the principal holders of voting securities, relationships and related transactions and other related matters as to First Security is set forth in First Security's Annual Report on Form 10-K for the year ended December 31, 2001 which is incorporated into and accompanies this document. See "Where You Can Find More Information" on page 48.

                             DESCRIPTION OF PREMIER

BUSINESS

     The disclosures made in this document, together with the following information which is specifically incorporated by reference into this document, describe the business of Premier:

     (1) Premier's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001.

     (2) Premier's Quarterly Report on Form 10-QSB for the quarter ended March 30, 2002.

     (3) Premier's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002.

     (4) Premier's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002.

     (5) Premier's Current Reports on Form 8-K filed October 24, 2002 and December 3, 2002.

MANAGEMENT AND ADDITIONAL INFORMATION

     Information relating to executive compensation, various benefit plans, voting securities and the principal holders of voting securities, relationships and related transactions and other related matters as to Premier is set forth in Premier's Annual Report on Form 10-KSB for the year ended December 31, 2001 which is incorporated into and accompanies this document. See "Where You Can Find More Information" on page 48.

                                    EXPERTS

     The consolidated financial statements of First Security as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, which are incorporated by reference into and accompany this Proxy Statement/Prospectus, have been audited by Joseph Decosimo and Company, LLP, independent certified public accountants, as stated in their reports which are incorporated by reference into and accompany this Proxy Statement/Prospectus, and have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Premier as of December 31, 2001 and December 31, 2000 and for each of the three years in the period ended December 31, 2001 which are incorporated by reference into and accompany this Proxy Statement/Prospectus have been audited by Porter Keadle Moore, LLP, independent certified public accountants, as stated in their reports which are incorporated by reference into and accompany this Proxy Statement/Prospectus, and have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

     The legality of the shares of First Security common stock to be issued in the merger and certain tax consequences of the merger have been passed upon by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia, which has acted as counsel to First Security and Dalton Whitfield in connection with the merger.

                                  OTHER MATTERS

     The management team of Premier does not know of any matters to be brought before the special meeting of Premier shareholders, other than those described above. If any other matters properly come before such meeting, the persons designated as proxies will vote on such matters in accordance with their best judgment.

                       WHERE YOU CAN FIND MORE INFORMATION
                        ABOUT FIRST SECURITY AND PREMIER

     First Security files annual, quarterly and special reports, proxy statements and other information with the SEC. You can receive copies of such reports, proxy statements, and other information, at prescribed rates, from the SEC by addressing written requests to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, you can read such reports, proxy statements and other information at the public reference facilities and at the regional offices of the SEC, Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a Web site that contains reports, proxy statements and other information regarding registrants such as First Security that file electronically with the SEC. The address of the SEC Web site is www.sec.gov.

     First Security has filed with the SEC a registration statement on Form S-4 to register the shares that First Security will issue to Premier shareholders. This document is a part of the registration statement. This Proxy Statement/Prospectus does not include all of the information contained in the registration statement. For further information about First Security and the securities offered by this Proxy Statement/ Prospectus, you should review the registration statement. You can inspect or copy the registration statement, at prescribed rates, at the SEC's public reference facilities at the addresses listed above.

     The SEC and the OCC allow First Security and Premier to "incorporate by reference" information into this Proxy Statement/Prospectus, which means that they can disclose important information to you by referring you to another document filed separately with the SEC (in the case of First Security) or the OCC (in the case of Premier). The information incorporated by reference is deemed to be a part of document, except for any information superseded by information contained directly in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus incorporates by reference the documents set forth below that First Security and Premier have previously under the Exchange Act. These documents contain important information about First Security and Premier.

     Documents filed by First Security with the SEC:
     ----------------------------------------------

          (a) First Security's Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

          (b) First Security's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

          (c) First Security's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002;

          (d) First Security's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002; and

          (e) First Security's Current Reports on Form 8-K dated March 26, 2002; April 3, 2002; May 10, 2002; May 28, 2002; June 6, 2002;
               August 16, 2002; November 4, 2002 and November 27, 2002.

     Documents filed by Premier with the OCC:
     ---------------------------------------

          (a) Premier's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001;

          (b) Premier's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002;

          (c) Premier's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002;

          (d) Premier's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002; and

          (e) Premier's Current Reports on Form 8-K filed October 24, 2002 and December 3, 2002.

     All documents filed by First Security and Premier pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part of this Proxy Statement/Prospectus from the date of filing of such documents.

     First Security and Premier will provide any person to whom this Proxy Statement/Prospectus is delivered a copy of all information (excluding certain exhibits) relating to First Security and Premier that has been incorporated by reference in this Proxy Statement/Prospectus.

     First Security has filed with the SEC a registration statement on Form S-4 to register the shares that First Security will issue to Premier shareholders. This document is a part of the registration statement. This Proxy Statement/Prospectus does not include all of the information contained in the registration statement. For further information about First Security and the securities offered by this Proxy Statement/ Prospectus, you should review the registration statement. You can inspect or copy the registration statement, at prescribed rates, at the SEC's public reference facilities at the addresses listed above.

                                   APPENDIX A
                          AGREEMENT AND PLAN OF MERGER

                                   APPENDIX B
                       EXCERPT FROM THE NATIONAL BANK ACT
                  RELATING TO RIGHTS OF DISSENTING SHAREHOLDERS


SECTION 214A(B)

                        RIGHTS OF DISSENTING SHAREHOLDERS

     A shareholder of a national banking association who votes against the conversion, merger, or consolidation, or who has given notice in writing to the bank at or prior to such meeting that he dissents from the plan, shall be entitled to receive in cash the value of the shares held by him, if and when the conversion, merger, or consolidation is consummated, upon written request made to the resulting State bank at any time before thirty days after the date of consummation of such conversion, merger, or consolidation, accompanied by the surrender of his stock certificates. The value of such shares shall be determined as of the date on which the shareholders' meeting was held authorizing the conversion, merger, or consolidation, by a committee of three persons, one to be selected by majority vote of the dissenting shareholders entitled to receive the value of their shares, one by the directors of the resulting State bank, and the third by the two so chosen. The valuation agreed upon by any two of three appraisers thus chosen shall govern; but, if the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment as provided herein, such shareholder may within five days after being notified of the appraised value of his shares appeal to the Comptroller of the Currency, who shall cause a reappraisal to be made, which shall be final and binding as to the value of the shares of the appellant. If, within ninety days from the date of consummation of the conversion, merger, or consolidation, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party, cause an appraisal to be made, which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal, or the appraisal as the case may be, shall be paid by the resulting State bank. The plan of conversion, merger, or consolidation shall provide the manner of disposing of the shares of the resulting State bank not taken by the dissenting shareholders of the national banking association.

                                   APPENDIX C
                                FAIRNESS OPINION

================================================================================

     Prospective investors may rely only on the information contained in this prospectus. No one has authorized anyone to provide prospective investors with information different from that contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.
                            _________________________


             TABLE OF CONTENTS

                                       Page               FIRST SECURITY
                                       ----                GROUP, INC.
QUESTIONS AND ANSWERS ABOUT THE
  MERGER . . . . . . . . . . . . . . . .1
PROXY STATEMENT/PROSPECTUS SUMMARY . . .3
SUMMARY FINANCIAL DATA . . . . . . . . .10               1,148,724 SHARES
SELECTED CONDENSED CONSOLIDATED                                 OF
  PRO FORMA FINANCIAL DATA . . . . . . .12                COMMON STOCK
RISK FACTORS . . . . . . . . . . . . . .13
SPECIAL MEETING OF PREMIER SHAREHOLDERS 15                _____________
DESCRIPTION OF THE MERGER 16
EFFECT OF THE MERGER ON RIGHTS OF
  SHAREHOLDERS . . . . . . . . . . . . .35               PROXY STATEMENT/
COMPARATIVE MARKET PRICES AND DIVIDENDS 41                  PROSPECTUS
PRO FORMA CONDENSED CONSOLIDATED                           _____________
  FINANCIAL INFORMATION 43
DESCRIPTION OF FIRST SECURITY  . . . . .47
DESCRIPTION OF PREMIER . . . . . . . . .47
EXPERTS  . . . . . . . . . . . . . . . .48
LEGAL MATTERS. . . . . . . . . . . . . .48
OTHER MATTERS. . . . . . . . . . . . . .48
WHERE YOU CAN FIND MORE INFORMATION
  ABOUT FIRST SECURITY AND PREMIER . . .48                ____________, 2003

================================================================================

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20 - INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Tennessee Business Corporation Act provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith,
(ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation's best interest, (iii) in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation, and (iv) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the Tennessee Business Corporation Act provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the Tennessee Business Corporation Act mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The Tennessee Business Corporation Act also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the Tennessee Business Corporation Act provides that a court of competent jurisdiction, upon application, may order than an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (i) such officer or director was adjudged liable to the corporation in a proceeding by or in right of the corporation, (ii) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (iii) such officer or director breached his duty of care to the corporation.

     The Bylaws provide that no director shall be personally liable to First Security or its shareholders for monetary damages for breach of any fiduciary duty as a director except for liability for (i) any breach of the director's duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the types of liability set forth in Section 14-18-304 of the Tennessee Business Corporation Act, which provides that directors who vote for unlawful distributions of corporate funds will be held personally liable to the corporation for the amount of any such distribution, or (iv) for any act or omission occurring before the effective date of the Articles of Incorporation.

ITEM 21 - EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

          (a)  Exhibits. The following exhibits are filed herewith:

Exhibit
Number         Description of Exhibits
------         -----------------------

1 Agreement and Plan of Merger dated November 19, 2002 among First Security Group, Inc., Dalton Whitfield Bank and Premier National Bank of Dalton (included as Appendix A to the Proxy Statement/Prospectus contained herein)

3.1       First Security Articles of Incorporation (1)

3.2       First Security Bylaws (1)

4.1 See Exhibits 3.1 and 3.2 for provisions of First Security's Articles of Incorporation and Bylaws governing the rights of holders of securities of First Security

5.1       Opinion of Powell, Goldstein, Frazer & Murphy LLP, including consent

8.1       Opinion of Powell, Goldstein, Frazer & Murphy LLP, including consent

23.1 Consent of Powell, Goldstein, Frazer & Murphy LLP (included in Exhibits 5.1 and 8.1)

23.2      Consent of Porter Keadle Moore, LLP, dated December 17, 2002

23.3      Consent of Joseph Decosimo and Company, LLP, dated December 18, 2002

23.4      Consent of Professional Bank Services, Inc., dated December 13, 2002

24        Power of Attorney (see signature page to the Registration Statement)

99.1      Form of Proxy of Premier

99.2 Fairness Opinion of Professional Bank Services, Inc. (included as Appendix C to the Proxy Statement/Prospectus contained herein)

___________

(1) Incorporated by reference to the exhibit of the same number contained in the Registrant's Registration Statement on Form S-1 (Regis. No. 333-59338).

          (b) Financial Statement Schedules. Schedules are omitted because they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto incorporated by reference into and accompanying this Proxy Statement/Prospectus.

ITEM 22 - UNDERTAKINGS.

     (1)     The undersigned Registrant hereby undertakes:

          (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

               (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the Prospectus any facts or events arising after the effective time of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (d) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or 15(d) of Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (e) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (f) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective time of the Registration Statement through the date of responding to the request.

     (3) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

     (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions (see Item 20), or otherwise, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chattanooga, State of Tennessee, on December 19, 2002.

                                FIRST SECURITY GROUP, INC.

                                     By: /s/  Rodger B. Holley
                                         -------------------------------------
                                         Rodger B. Holley,
                                         President and Chief Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each of the persons whose signature appears below appoints and constitutes Rodger B. Holley and William L. Lusk, Jr., and each of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and her and in his or her name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to the within registration statement, and to file the same, together with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission and such other agencies, offices and persons as may be required by applicable law, granting unto each said attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, each acting alone may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


        SIGNATURE                       TITLE                       DATE
        ---------                       -----                       ----

/s/ Rodger B. Holley      Chairman of the Board,               December 19, 2002
------------------------  President and Chief
    Rodger B. Holley      Executive Officer

/s/ William L. Lusk, Jr. Secretary, Chief Financial Officer, December 19, 2002 ------------------------ and Executive Vice President
    William L. Lusk, Jr.


/s/ Larry R. Belk         Director                             December 19, 2002
------------------------
    Larry R. Belk


/s/ Clayton Causby        Director                             December 19, 2002
------------------------
    Clayton Causby

        SIGNATURE                       TITLE                       DATE
        ---------                       -----                       ----


/s/ Kenneth C. Dyer, III  Director                             December 19, 2002
------------------------
    Kenneth C. Dyer, III


/s/ Douglas F. Heuer, III Director                             December 19, 2002
------------------------
    Douglas F. Heuer, III


                          Director                             ___________, 2002
------------------------
    Carol H. Jackson


/s/ Ralph L. Kendall      Director                             December 19, 2002
------------------------
    Ralph L. Kendall


/s/ D. Ray Marler         Director                             December 19, 2002
------------------------
    D. Ray Marler


/s/ Lloyd L. Montgomery   Director                             December 19, 2002
------------------------
    Lloyd L. Montgomery


                          Director                             ___________, 2002
------------------------
    H. Pat Wood

                                  EXHIBIT INDEX
                                  -------------

Exhibit
Number                       Description of Exhibits
------                       -----------------------

1 Agreement and Plan of Merger dated November 19, 2002 among First Security Group, Inc., Dalton Whitfield Bank and Premier National Bank of Dalton (included as Appendix A to the Proxy Statement/Prospectus contained herein)

3.1       First Security Articles of Incorporation (1)

3.2       First Security Bylaws (1)

4.1 See Exhibits 3.1 and 3.2 for provisions of First Security's Articles of Incorporation and Bylaws governing the rights of holders of securities of First Security

5.1       Opinion of Powell, Goldstein, Frazer & Murphy LLP, including consent

8.1       Opinion of Powell, Goldstein, Frazer & Murphy LLP, including consent

23.1 Consent of Powell, Goldstein, Frazer & Murphy LLP (included in Exhibits 5.1 and 8.1)

23.2      Consent of Porter Keadle Moore, LLP, dated December 17, 2002

23.3      Consent of Joseph Decosimo and Company, LLP, dated December 18, 2002

23.4      Consent of Professional Bank Services, Inc., dated December 13, 2002

24        Power of Attorney (see signature page to the Registration Statement)

99.1      Form of Proxy of Premier

99.2 Fairness Opinion of Professional Bank Services, Inc. (included as Appendix C to the Proxy Statement/Prospectus contained herein)

___________

(1) Incorporated by reference to the exhibit of the same number contained in the Registrant's Registration Statement on Form S-1 (Regis. No. 333-59338).